

2024 PROXY STATEMENT    |    2023 ANNUAL REPORT

# CONTENTS

**Proxy Statement**

**Forward-Looking Statements**

**Stock Performance**

**Financial Information**

**Corporate Data**

**Environmental Statement**

## FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding business, product and marketing strategies; the direct and indirect impacts of the COVID-19 pandemic; improvements in global travel, related spending and revenue; cost reduction measures and related impacts; new product and service offerings; the recoverability of our goodwill and other long-lived assets; covenant compliance; projected sources and uses of cash; consumer demand; anticipated debt obligations; fluctuations in interest rates and foreign exchange rates; and the anticipated impact of certain contingent liabilities related to tax rules and other matters arising in the ordinary course of business. In particular, statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Quantitative and Qualitative Disclosures About Market Risk" contain forward-looking statements. Forward-looking statements inherently involve many risks and uncertainties that could cause actual results to differ materially from those projected in these statements. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but such statements necessarily involve risks and uncertainties, and there can be no assurance that the expectation or belief will result or be achieved or accomplished. The following include some but not all of the factors that could cause actual results or events to differ materially from those anticipated:

- our ability to obtain cash in amounts sufficient to service our financial obligations and other commitments due to the fact we are a holding company;

- our ability to access the cash that Tripadvisor, Inc. (**Tripadvisor**) generates from its operating activities;

- the ability of our company and Tripadvisor to obtain additional financing or refinance our existing indebtedness, on acceptable terms;

- the existence of our 8% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, and its rights, preferences and privileges that are not held by, and are preferential to, the rights of our common stockholders;

- our ability to realize the full value of our intangible assets;

- weak economic conditions or declines or interruptions in the worldwide travel industry, including health concerns (including COVID-19 or other pandemics or epidemics), natural disasters, cyber-attacks, technology system failures, regional hostilities, wars, terrorist attacks, civil or political unrest or other events outside Tripadvisor's control;

- Tripadvisor's ability to attract a significant amount of visitors and cost-effectively convert these visitors into revenue-generating consumers;

- failure of internet search engines and application marketplaces to continue to prominently display links to Tripadvisor's websites;

- Tripadvisor's performance marketing efficiency and the general effectiveness of its advertising and marketing efforts;

- reduction in spending by advertisers on Tripadvisor's platforms or the loss of Tripadvisor's significant travel partners;

- Tripadvisor's failure to maintain, protect or enhance its brands;

- Tripadvisor's strategy may be unsuccessful, may expose it to additional risks, or may not achieve its expected benefits;

- declines or disruptions in the economy in general and in the travel industry in particular;

- failure of Tripadvisor to effectively compete in the global environment in which it operates;

- Tripadvisor's failure to adapt to technological developments or industry trends, including artificial intelligence;

- the ability of Tripadvisor to innovate and provide products, services and features that are useful to consumers;

- Tripadvisor's potential for prioritizing rapid innovation and consumer experience over short-term financial results;

- the ability of Tripadvisor to maintain a quality of traffic in its network to provide value to its travel partners;

- real or perceived inaccuracies of the assumptions and estimates and data Tripadvisor relies on to calculate certain of its key metrics;

- the ability of Tripadvisor to hire, retain and motivate the highly skilled personnel on which it relies;

- risks associated with the composition of Tripadvisor's work force and Tripadvisor's ability to manage those risks;

- disruptions resulting from any acquisitions, investments, significant commercial arrangements and/or new business strategies;

- risks due to Tripadvisor operating in many jurisdictions inside and outside the U.S.;

- claims, lawsuits, government investigations and other proceedings to which Tripadvisor is regularly subject;

- the ability of Tripadvisor to protect its intellectual property from copying or use by others;

- the impact of green house gas emissions on global climate change and its expected impacts on travel, including the world's transportation infrastructure and tourist destinations;

- risks associated with environmental, social, and governance responsibilities;

- risks due to Tripadvisor's processing, storage and use of personal information and other data;

- risks associated with the facilitation of payments from consumers, including fraud and compliance with evolving rules and regulations and reliance on third parties;

- risks resulting from system security issues, data protection breaches, cyberattacks and system outage issues;

- risks associated with evolving regulations, guidance and practices on the use of "cookies" and similar tracking technologies;

- Tripadvisor's indebtedness and the resulting impacts on its business and financial condition;

- limitations imposed by the various covenants in Tripadvisor's credit facilities and indenture;

- risks related to the 2026 Convertible Senior Notes and Capped Calls (as defined in "Financial Statements");

- Tripadvisor's ability to meet its publicly announced guidance or other expectations about its business and future operating results;

- fluctuations of Tripadvisor's financial results;

- factors that determine Tripadvisor's effective income tax rate;

- changes in tax laws that affect Tripadvisor or the examination of Tripadvisor's tax positions;

- changes in the tax treatment of companies engaged in ecommerce;

- challenges by tax authorities in the jurisdictions where Tripadvisor operates;

- fluctuations in foreign currency exchange rates which affect Tripadvisor; and

- risks associated with our stock price being disproportionately affected by the results of operations of Tripadvisor and developments in its business.

These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this Annual Report, and we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein, to reflect any change in our expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based. When considering such forward-looking statements, you should keep in mind any risk factors identified and other cautionary statements contained in our publicly filed documents, including our most recent Forms 10-K and 10-Q. Such risk factors and statements describe circumstances which could cause actual results to differ materially from those contained in any forward-looking statement. This Annual Report includes information concerning Tripadvisor, a public company in which we have a controlling interest that files reports and other information with the Securities and Exchange Commission (the **SEC**) in accordance with the Securities Exchange Act of 1934, as amended. Information contained in this Annual Report concerning Tripadvisor has been derived from the reports and other information filed by it with the SEC. If you would like further information about Tripadvisor, the reports and other information it files with the SEC can be accessed on the Internet website maintained by the SEC at www.sec.gov. Those reports and other information are not incorporated by reference in this Annual Report.

## Stock Performance

The following graph compares the percentage change in the cumulative total stockholder return on an investment in Liberty TripAdvisor Series A and Series B common stock from December 31, 2018 through December 31, 2023 to the S&P 500 Index, the S&P 500 Hotels, Restaurants and Leisure Index and the RDG Internet Composite Index.



|  | 12/31/2018 | 12/31/2019 | 12/31/2020 | 12/31/2021 | 12/31/2022 | 12/31/2023 |
|---|---|---|---|---|---|---|
| Liberty TripAdvisor Series A | $100.00 | $ 46.26 | $ 27.31 | $ 13.66 | $ 4.21 | $ 5.35 |
| Liberty TripAdvisor Series B | $100.00 | $ 38.30 | $155.47 | $ 88.48 | $132.07 | $ 49.13 |
| S&P 500 Index | $100.00 | $128.88 | $149.83 | $190.13 | $153.16 | $190.27 |
| S&P 500 Hotels, Restaurants & Leisure Index | $100.00 | $126.82 | $128.83 | $147.51 | $124.06 | $159.44 |
| RDG Internet Composite Index | $100.00 | $141.93 | $194.91 | $190.78 | $115.68 | $168.80 |

*Note: Trading data for the Series B shares is limited as they are thinly traded.*

# FINANCIAL INFORMATION

**Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.**

### *Market Information*

Until October 30, 2023, Liberty TripAdvisor Holdings, Inc.'s ("TripCo" or the "Company") Series A and Series B common stock traded on the Nasdaq Global Select Market under the symbols "LTRPA" and "LTRPB," respectively. Stock price information for securities traded on the Nasdaq Global Select Market can be found on The Nasdaq Stock Market's ("Nasdaq") website at www.nasdaq.com. Although our Series B common stock was traded on the Nasdaq Global Select Market, an established published trading market did not exist for the stock, as it was not actively traded.

On October 19, 2023, the Company received written notice from Nasdaq notifying the Company that trading of LTRPA and LTRPB would be suspended at the open of business on October 30, 2023 due to LTRPA's failure to regain compliance with Nasdaq's requirement to maintain a minimum bid price of $1.00 per share. Beginning on October 30, 2023, LTRPA and LTRPB began trading on the OTC Markets Group, Inc.'s OTCQB Venture Market. Any OTC Markets quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

The following table sets forth the range of high and low sales prices of shares of our Series B common stock for the years ended December 31, 2023 and 2022.

|  | Liberty TripAdvisor Holdings, Inc. Series B | |
|---|---|---|
|  | **High** | **Low** |
| *2022* | | |
| First quarter | $ 22.17 | 13.00 |
| Second quarter | $ 16.15 | 8.43 |
| Third quarter | $ 93.67 | 9.16 |
| Fourth quarter | $ 32.50 | 20.15 |
| *2023* | | |
| First quarter | $ 32.80 | 22.05 |
| Second quarter | $ 48.82 | 17.19 |
| Third quarter | $ 46.53 | 27.01 |
| Fourth quarter | $ 28.42 | 4.08 |

### *Holders*

As of January 31, 2024, there were approximately 727 and 38 record holders of our Series A and Series B common stock, respectively. The foregoing numbers of record holders do not include the number of stockholders whose shares are held nominally by banks, brokerage houses or other institutions, but include each such institution as one shareholder.

### *Dividends*

We have not paid any cash dividends on our common stock, and we have no present intention of so doing. Payment of cash dividends, if any, in the future will be determined by our board of directors in light of our earnings, financial condition and other relevant considerations.

### *Purchases of Equity Securities by the Issuer*

There were no repurchases of our common stock during the three months ended December 31, 2023. Our officers and employees surrendered 138 shares of our Series A common stock to pay withholding taxes and other deductions in connection with the vesting of their restricted stock during the three months ended December 31, 2023.

### Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis provides information concerning our results of operations and financial condition. This discussion should be read in conjunction with our accompanying consolidated financial statements and the notes thereto.

### *Overview*

TripCo holds an approximate 21% economic interest and 57% voting interest in its subsidiary Tripadvisor, Inc. ("Tripadvisor") as of December 31, 2023.

The financial information represents the historical consolidated results of TripCo and its subsidiaries as discussed in note 1 in the accompanying consolidated financial statements. In the following discussion, TripCo and its subsidiaries are referred to as "TripCo," "the Company," "us," "we" and "our". All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Our "Corporate" category includes corporate expenses.

Tripadvisor renamed the Tripadvisor Core segment to "Brand Tripadvisor," and its "Tripadvisor-branded display and platform" revenue stream within the Brand Tripadvisor segment, as "Media and advertising" revenue. These nomenclature changes had no impact on the composition of the segments, revenue streams, or on any current or historic financial information.

Tripadvisor's stock price declined in March 2020, which triggered the mandatory prepayment of TripCo's Margin Loan (as defined in note 5 of the accompanying notes to the consolidated financial statements). In order to repay the Margin Loan, TripCo and Gregory B. Maffei entered into an Investment Agreement (the "Investment Agreement") with Certares Holdings LLC, Certares Holdings (Blockable) LLC and Certares Holdings (Optional) LLC with respect to an investment in TripCo's newly-created 8% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock") which was later assigned to Certares LTRIP LLC ("Certares" or the "Purchaser"). Pursuant to the assigned Investment Agreement, on March 26, 2020, TripCo issued 325,000 shares of Series A Preferred Stock to Certares for a purchase price of $1,000 per share (see note 8 in the accompanying notes to the consolidated financial statements). On March 29, 2021 and April 6, 2021, TripCo repurchased a portion of the Series A Preferred Stock. See further discussion about the Series A Preferred Stock in note 8 to the accompanying notes to the consolidated financial statements.

### *Strategies and Challenges*

Results for TripCo are largely dependent upon the operating performance of Tripadvisor. Therefore, the executive summary below contains the strategies and challenges of Tripadvisor for an understanding of the business objectives of Tripadvisor.

Tripadvisor operates in a unique position in the travel and experiences ecosystem:

- Large, global, and growing addressable markets including travel, experiences, and digital advertising;
- A large, global and engaged audience making meaningful contributions that reinforces a relationship of trust and community; and
- A wealth of high intent data that comes from serving its audience of travelers and experience seekers at different points along their journey - whether they are engaging on Tripadvisor's platforms for inspiration on their next experience, planning a trip, or making a purchasing decision.

In the Brand Tripadvisor segment, Tripadvisor offers a compelling value proposition to both travelers and partners across a number of key offerings that include accommodations, experiences, dining, and media. This value proposition is delivered through a collection of durable assets that Tripadvisor believes is difficult to replicate: a trusted brand, authentic user generated content, a large community of contributors, and one of the largest global travel audiences. Tripadvisor's strategy in this segment is to leverage these core assets as well as its technology capabilities to provide travelers with a compelling user experience to help make the best decisions in each phase of the travel journey, including pre-trip planning, in-destination, and post-trip sharing. Tripadvisor intends to drive new traveler acquisition and repeat audience engagement on its platform by offering meaningful travel guidance solutions and services that reduce friction in the traveler journey and create a deeper, more persistent relationship with travelers. Tripadvisor evaluates investment opportunities across data, product, marketing, and technology that it believes will improve and diversify the monetization of its audience through deeper engagement, which, in turn, Tripadvisor expects will drive more value to its partners.

The Brand Tripadvisor segment plays an important role in Tripadvisor's portfolio. For over two decades, Tripadvisor believes it has built difficult to replicate assets such as a trusted brand, authentic content, a large community of contributors, and one of the largest global travel audiences available. Tripadvisor's long-term strategy for the Brand Tripadvisor segment builds on its heritage and the reasons hundreds of millions of travelers come to Tripadvisor each year. Fundamental to this strategy will be: (1) innovating and enhancing world-class travel guidance and planning products to help travelers make confident decisions in a world where it is hard to find advice you can trust; (2) prioritizing deeper engagement with travelers by leveraging Tripadvisor's rich data and technology assets to provide more relevant, curated, and contextual content throughout the traveler journey; and (3) driving a step change in the value Tripadvisor can deliver to its partners by accelerating and diversifying the monetization of its valuable audience across key categories, including hotel meta, media advertising, and experiences.

In the Viator and TheFork segments, Tripadvisor provides two-sided marketplaces that connect travelers and diners to operators of bookable experiences and restaurants, respectively. Within the Viator segment, Tripadvisor is investing in growth, future scale, and market share gains to accelerate its market leadership position, while improving unit economics on both sides of the marketplace that provide visibility to sustainable future profitability. This means driving awareness and higher quality audience engagement, which Tripadvisor believes will drive greater repeat behavior, more direct traffic, and translate into improved unit economics over time. Tripadvisor's investments on both sides of its marketplace, as well as in its primary offerings, are intended to deliver a differentiated value proposition that it believes will drive sustainable market leadership as its partners, operators, and travelers find themselves in an increasingly competitive marketplace environment. Tripadvisor is focused on continuing to grow both its supplier base and its user base by offering innovative tools and features on its branded platforms, and through continued awareness of its brand through marketing efforts.

Tripadvisor is focused on executing initiatives through organic investment in data, products, marketing and technology to further enhance the value it delivers to travelers and partners across its brands, platforms, and segments. In addition, Tripadvisor may accelerate growth inorganically by opportunistically pursuing strategic acquisitions.

*Current Trends Affecting Tripadvisor's Business*

The online travel industry in which Tripadvisor operates is large, highly dynamic and competitive. Described below are the current trends affecting Tripadvisor's overall business and segments, including uncertainties that may impact Tripadvisor's ability to execute on its objectives and strategies. Public health-related events, such as a pandemic, political instability, geopolitical conflicts, including the evolving events in the Middle East, acts of terrorism, fluctuations in currency values, and changes in global economic conditions, are examples of other events that could have a negative impact on the travel industry, and as a result, Tripadvisor's financial results in the future.

The COVID-19 pandemic had a significant negative impact on the travel and hospitality industries, and consequently, adversely and materially affected Tripadvisor's business, results of operations, liquidity and financial condition during the year ended December 31, 2021. In 2022, Tripadvisor generally experienced a travel demand recovery fueled by the continued easing of government restrictions globally and increasing consumer travel demand, however, during the first quarter of 2022, Tripadvisor experienced a negative impact from the Omicron variant across all segments which helped contribute to the year-over-year revenue growth rate during 2023. During 2023, Tripadvisor continued to experience strong consumer demand, particularly for its experiences offerings, across the Viator and Brand Tripadvisor segments. Asia-Pacific, which represents a small portion of Tripadvisor's overall business, has been slower to recover due to longer and sustained travel restrictions as a result of the COVID-19 pandemic. However, starting in the first quarter of 2023, travel restrictions across Asia began to ease relative to 2022, contributing to increased year-over-year revenue growth within this region.

Prior to Google introducing changes to its search engine results page, Tripadvisor generated a significant amount of direct traffic from search engines, such as Google, through strong search engine optimization ("SEO") performance across all segments. Tripadvisor believes its SEO traffic acquisition performance has been negatively impacted in the past, and may be impacted in the future, by metasearch and search engines (primarily Google) changing their search result placement and underlying algorithms, including to increase the prominence of their own products in search results across Tripadvisor's business, most notably within Tripadvisor's hotel meta offering within the Brand Tripadvisor segment.

In response to strong consumer demand for Tripadvisor's experiences offerings across its Viator and Brand Tripadvisor segments, Tripadvisor continued to increase investment in performance marketing and brand spend during 2023 to drive awareness and grow market share in this large underpenetrated market. Over the long-term, Tripadvisor is focused on driving a greater percentage of its bookings from direct channels. Tripadvisor is doing this by continuing to focus on increasing its brand recognition and improving the user experience across products on its website and mobile app, providing high quality customer service, and offering leading customer choice for online bookable experiences supply.

The global experiences market is large, growing, and highly fragmented, with the vast majority of bookings still occurring through traditional offline sources. Tripadvisor is observing a secular shift, however, as this market continues to grow and accelerate the pace of online adoption. Likewise, the global restaurants category is also benefiting from increased online adoption by both consumers and restaurant partners, particularly in Europe. Given the competitive positioning of Tripadvisor's businesses relative to the attractive growth prospects in these categories, Tripadvisor expects to continue to invest in these categories across the Tripadvisor group, and in particular, within the Viator and TheFork segments, to continue accelerating revenue growth, operating scale, and market share gains for the long-term.

*Restructuring and Related Reorganization Actions*

During the third quarter of 2023, Tripadvisor approved and subsequently initiated a set of actions across its businesses in order to reduce its cost structure, improve operational efficiencies, and realign its workforce with its strategic initiatives. The actions taken by Tripadvisor resulted in reduced global headcount. Additional cost reduction measures taken included discretionary spend and real estate. As a result, Tripadvisor incurred estimated pre-tax restructuring and other related reorganization costs of $22 million during the year ended December 31, 2023, consisting primarily of employee severance and related benefits. Potential job position eliminations in each country remain subject to local law and consultation requirements, which have extended beyond 2023 in certain countries. Therefore, actual costs incurred may differ from estimated costs recorded as of December 31, 2023. As of December 31, 2023, Tripadvisor paid $9 million

of these costs, and expects the majority of remaining unpaid costs as of December 31, 2023 to be disbursed during the first quarter of 2024.

These cost reduction actions are anticipated to result in an estimated $35 million in annualized cost savings in the Brand Tripadvisor segment, which includes corporate general and administrative expenses, and in addition, Tripadvisor estimates $10 million in annualized cost savings in TheFork segment, primarily related to global workforce reduction measures. Although Tripadvisor expects the aforementioned annualized cost savings in Brand Tripadvisor and TheFork during 2024, these cost reduction measures did not materially impact Tripadvisor's actual expenses during 2023, due to the timing of when these actions occurred during the year.

## Results of Operations—Consolidated

*General.* We provide in the tables below information regarding our historical Consolidated Operating Results and Other Income and Expense, as well as information regarding the contribution to those items from our reportable segments.

A discussion regarding our financial condition and results of operations for fiscal year 2023 compared to fiscal year 2022 is presented below. A discussion regarding our financial condition and results of operations for fiscal year 2022 compared to fiscal year 2021 can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report for the year ended December 31, 2022.

|  | Years ended December 31, | |
|  | 2023 | 2022 |
|  | amounts in millions | |
| Revenue |  |  |
| Brand Tripadvisor | $ 1,031 | 966 |
| Viator | 737 | 493 |
| TheFork | 154 | 126 |
| Intersegment eliminations | (134) | (93) |
| Total revenue | 1,788 | 1,492 |
| Operating expense, excluding stock-based compensation | 381 | 301 |
| Selling, general and administrative expense, excluding stock-based compensation | 1,086 | 913 |
| Stock-based compensation | 99 | 93 |
| Depreciation and amortization | 87 | 97 |
| Restructuring and other related reorganization costs | 22 | — |
| Impairment of goodwill and intangible assets | 1,025 | — |
| Operating income (loss) | (912) | 88 |
| Other income (expense): |  |  |
| Interest expense | (67) | (65) |
| Dividend and interest income | 49 | 16 |
| Realized and unrealized gains (losses) on financial instruments, net | (32) | 62 |
| Other, net | (5) | (8) |
|  | (55) | 5 |
| Earnings (loss) before income taxes | (967) | 93 |
| Income tax (expense) benefit | (53) | (47) |
| Net earnings (loss) | $ (1,020) | 46 |
|  |  |  |
| Adjusted OIBDA | $ 324 | 287 |

*Revenue.* Brand Tripadvisor revenue increased $65 million for the year ended December 31, 2023, as compared to the corresponding prior year period.

Brand Tripadvisor revenue is detailed as follows:

|  | Years ended December 31, | |
|---|---|---|
|  | 2023 | 2022 |
|  | amounts in millions | |
| Tripadvisor-branded hotels.......................................... | $ 659 | 650 |
| Media and advertising................................................ | 145 | 130 |
| Tripadvisor experience and dining (1) .............................. | 176 | 134 |
| Other ................................................................ | 51 | 52 |
| Total Brand Tripadvisor........................................... | $ 1,031 | 966 |

---

(1) Tripadvisor experiences and dining revenue within the Brand Tripadvisor segment is shown gross of intersegment (intercompany) revenue, which is eliminated on a consolidated basis. See note 13 to the accompanying consolidated financial statements for a discussion of intersegment revenue.

Tripadvisor-branded hotels revenue primarily includes revenue from click-based advertising on Tripadvisor's meta platform and to a lesser extent, hotel business-to-business ("B2B") revenue, which includes click-based revenue generated from hotel sponsored placement advertising that enable hotels to enhance their visibility on Tripadvisor hotel pages, and subscription-based advertising services that Tripadvisor offers to travel partners.  Tripadvisor-branded hotels revenue increased $9 million during the year ended December 31, 2023, when compared to the same period in 2022. This increase was primarily driven by improved hotel B2B revenue, as well as to a lesser extent, improved hotel meta revenue in the rest of world geographic markets, primarily driven by strong consumer travel demand when compared to the same period in 2022.  In addition, Tripadvisor's 2022 results were negatively impacted by the Omicron variant during the first quarter of 2022, which contributed to year-over-year growth.  Tripadvisor saw sustained pricing strength in both free and paid traffic channels, including, continued strength in hotel meta monetization in the U.S. where CPC rates remained robust when compared to 2022. The performance during 2023 was  partially offset primarily by a decrease in Tripadvisor's European hotel meta revenue during the last three quarters of 2023, as described above, as well as, an increased competitive environment in paid online marketing channels and product decisions Tripadvisor has implemented to provide more qualified referrals to its partners, leading to a decrease in click volumes.

Media and advertising revenue consists of revenue from display-based advertising (or "media advertising") across its platform. Media and advertising revenue increased $15 million during the year ended December 31, 2023, when compared to the same period in 2022, primarily driven by an increase in marketing spend from advertisers, in correlation with growth in consumer travel demand.

Tripadvisor experiences and dining revenue includes intercompany (intersegment) revenue, consisting of affiliate marketing commissions earned primarily from experience bookings and, to a lesser extent, restaurant reservation bookings, on Tripadvisor-branded websites and mobile apps that are fulfilled by Viator and TheFork, respectively, and are eliminated on a consolidated basis, in addition to revenue from Brand Tripadvisor's restaurant offerings. Tripadvisor experiences and dining revenue increased $42 million during the year ended December 31, 2023 when compared to the same period in 2022, primarily driven by strong consumer demand for experiences, combined with enhancements to Tripadvisor's websites and mobile apps.

Other revenue includes alternative accommodation rentals revenue in addition to primarily click-based advertising and display-based advertising revenue from cruise, flights and rental car offerings on Tripadvisor websites and mobile apps.  Other revenue decreased $1 million during the year ended December 31, 2023, when compared to the same period in 2022.

Viator revenue increased $244 million during the year ended December 31, 2023, when compared to the same period in 2022, primarily driven by strong consumer demand for experiences across all geographies, including growth in both bookings and pricing of experiences, as well as enhancements to Tripadvisor's websites and mobile apps. In addition, this segment's revenue was negatively impacted by the Omicron variant in the first quarter of 2022, which helped contribute to the year-over-year revenue growth rate during 2023. Viator is also benefiting from a larger macro trend, or secular shift, as the large global market in which it operates continues to grow and migrate online from traditional offline sources.

TheFork segment revenue increased $28 million during the year ended December 31, 2023, when compared to the same period in 2022. This improvement was driven by increased consumer demand for dining, including increased bookings and pricing, during 2023 when compared to the same period in 2022, as well as the negative impact of the Omicron variant that occurred during the first quarter of 2022, which helped contribute to the year-over-year revenue growth rate during 2023. In addition, Tripadvisor estimates this segment's revenue growth rate was positively impacted by foreign currency fluctuations of approximately 3% during the year ended December 31, 2023 when compared to the same period in 2022.

***Operating Expense.*** Operating expense increased $80 million for the year ended December 31, 2023, compared to the same period in the prior year, primarily driven by a $47 million increase in technology and content costs and a $33 million increase in cost of revenue. Technology and content costs increased primarily due to increased personnel and overhead costs resulting from additional headcount and contingent staff to support business growth, primarily in the Brand Tripadvisor and Viator segments, as well as increased software licensing costs in the Brand Tripadvisor segment. The increase in cost of revenue was primarily due to increased direct costs from credit card payment processing fees and other revenue-related transaction costs of $23 million in the Viator segment in direct correlation with the increase in revenue, as Viator serves as the merchant of record for the significant majority of its experience booking transactions, and to a lesser extent, increased direct revenue generation costs related to data center costs and other revenue-related transaction costs in the Brand Tripadvisor segment.

***Selling, general and administrative expense.*** Selling, general and administrative expense increased $173 million for the year ended December 31, 2023, compared to the same period in the prior year. The most significant driver of selling, general and administrative expense is selling and marketing expenses, which includes direct costs, such as traffic generation costs from SEM and other online traffic acquisition costs, syndication costs and affiliate marketing commissions, social media costs, brand advertising (including television and other offline advertising), promotions and public relations, and indirect costs, such as personnel and overhead expenses, including salaries, commissions, benefits, bonuses for sales, sales support, customer support and marketing employees. Selling and marketing costs increased $152 million during the year ended December 31, 2023 when compared to the same period in 2022. In addition, direct selling and marketing costs as a percentage of total consolidated revenue were 41% during the year ended December 31, 2023, an increase from 39% when compared to the same period in 2022. This incremental expense was primarily driven by an increase of $137 million in paid online traffic acquisition costs and other marketing costs, including brand spend, the substantial majority of which were incurred within the Viator segment and to a lesser extent, the Brand Tripadvisor segment, in order to capture consumer demand, including increased investment within these segments in order to grow market share, slightly offset by a decrease in SEM and other paid online traffic acquisition spend in TheFork segment.

General and administrative costs increased $19 million during the year ended December 31, 2023 when compared to the same period in 2022, primarily due to non-income tax related government assistance benefits related to COVID-19 relief of $11 million received by Tripadvisor during 2022 in TheFork segment, which did not reoccur in 2023, incremental digital service tax costs of $9 million for the year ended December 31, 2023, as well as a non-recurring cost of $3 million related to previously capitalized transaction costs during 2023. These increases were partially offset by an approximate $8 million loss incurred during 2022 as the result of a fraud scheme resulting in payments to an external party (disclosed below) which did not reoccur in 2023.

***Depreciation and amortization.*** Depreciation and amortization decreased $10 million during the year ended December 31, 2023 when compared to the same period in 2022, primarily due to the completion of amortization related to certain capitalized website development costs and intangible assets purchased in business acquisitions from previous years.

***Restructuring and other related reorganization costs.*** Tripadvisor incurred restructuring and other related reorganization costs of $22 million during the year ended December 31, 2023, as discussed above. These costs consist primarily of employee severance and related benefits.

***Impairment of goodwill and intangible assets.*** TripCo recorded goodwill impairments of $820 million and trademark impairments of $205 million during the year ended December 31, 2023 related to the Brand Tripadvisor reporting unit. See note 4 to the accompanying consolidated financial statements for additional information.

***Operating Income (Loss).*** Our consolidated operating income (loss) declined $1,000 million for the year ended December 31, 2023, as compared to the corresponding prior year period. Operating income was impacted by the above explanations.

***Adjusted OIBDA.*** To provide investors with additional information regarding our financial results, we also disclose Adjusted OIBDA, which is a non-GAAP financial measure. We define Adjusted OIBDA as Operating income (loss) plus depreciation and amortization, stock-based compensation, separately reported litigation settlements, restructuring, acquisition and other related costs and impairment charges. Our chief operating decision maker and management team use this measure of performance in conjunction with other measures to evaluate our business and make decisions about our resources. We believe this is an important indicator of the operational strength and performance of our businesses by identifying those items that are not directly a reflection of each business' performance or indicative of ongoing business trends. In addition, this measure allows us to view operating results, perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. Accordingly, Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

The following table provides a reconciliation of Operating income (loss) to Adjusted OIBDA:

|  | Years ended December 31, | |
|  | 2023 | 2022 |
|  | amounts in millions | |
| Operating income (loss) | $ (912) | 88 |
| Stock-based compensation | 99 | 93 |
| Depreciation and amortization | 87 | 97 |
| Impairment of goodwill and intangible assets | 1,025 | — |
| Restructuring and other related reorganization costs | 22 | — |
| Other non-recurring expenses [1][2] | 3 | 8 |
| Legal reserves and settlement | — | 1 |
| Adjusted OIBDA | $ 324 | 287 |

(1)  Tripadvisor expensed $3 million of previously capitalized transaction costs during the year ended December 31, 2023 to selling, general and administrative, including stock-based compensation on the consolidated statement of operations. Tripadvisor considers such costs to be non-recurring in nature.

(2)  Tripadvisor incurred a loss of approximately $8 million during the fourth quarter of 2022, as the result of external fraud, which was recorded to selling, general and administrative, including stock-based compensation on the consolidated statement of operations during the year ended December 31, 2022. Tripadvisor considers such costs to be non-recurring in nature. To the extent Tripadvisor recovers any losses in future periods related to this incident, Tripadvisor plans to reduce Adjusted OIBDA by the recovery amount in those periods.

Adjusted OIBDA is summarized as follows:

| | Years ended December 31, | |
| --- | --- | --- |
| | 2023 | 2022 |
| | amounts in millions | |
| Brand Tripadvisor | $ 348 | 345 |
| Viator | — | (11) |
| TheFork | (14) | (39) |
| Corporate | (10) | (8) |
| Consolidated TripCo | $ 324 | 287 |

Consolidated Adjusted OIBDA increased $37 million for the year ended December 31, 2023, as compared to the corresponding prior year period.

Brand Tripadvisor Adjusted OIBDA increased $3 million for the year ended December 31, 2023 when compared to the same period in 2022, primarily due to an increase in revenue as noted above, partially offset by increases in personnel and overhead costs to support business growth, despite the impact of Tripadvisor's cost reduction measures which did not materially impact its segment expenses, as discussed above, as well as an increase in direct selling and marketing expenses related to paid online traffic acquisition costs, direct revenue generation costs related to data center and other direct revenue related costs, and software licensing costs.

Viator Adjusted OIBDA loss improved $11 million during the year ended December 31, 2023 when compared to the same period in 2022, due to an increase in revenue as noted above, partially offset by an increase in selling and marketing expenses related to SEM, other online paid traffic acquisition costs, and other marketing costs, including brand spend, in response to strong consumer demand for experiences and increased investment to grow market share, acquire new customers, and drive brand awareness, and to a lesser extent, an increase in revenue generation costs resulting from credit card payments and other revenue-related transaction costs in direct correlation with the increase in revenue. In addition, Viator segment revenue growth was also partially offset by increases in personnel and overhead costs to support business growth related to strong consumer demand.

TheFork Adjusted OIBDA loss improved $25 million during the year ended December 31, 2023 when compared to the same period in 2022, primarily due to an increase in revenue as noted above, a decrease in selling and marketing expenses related to SEM, other online paid traffic acquisition costs and television advertising costs. These improvements were partially offset by $11 million of non-income tax government assistance benefits related to COVID-19 relief received during 2022 recorded as a benefit to general and administrative expenses, which did not reoccur in 2023, and an increase in personnel and overhead costs to support business growth related to the travel demand recovery that began during 2022, despite the impact of Tripadvisor's cost reduction measures which did not materially impact its segment expenses during 2023, as discussed above.

Corporate Adjusted OIBDA loss increased $2 million during the year ended December 31, 2023, when compared to the same period in 2022, primarily due to increased legal expenses. Corporate Adjusted OIBDA includes TripCo level selling, general and administrative expenses.

*Interest expense.* Interest expense increased $2 million during the year ended December 31, 2023, when compared to the same period in 2022, primarily due to the accretion of TripCo's Series A Preferred Stock (as defined in note 8 in the accompanying consolidated financial statements) through interest expense, as well as an amendment to TripCo's Variable Prepaid Forward (as defined in note 3 in the accompanying consolidated financial statements) in 2022 that increased the amount borrowed and the interest rate, which increased the amount accreted through interest expense in 2023 compared to the prior year.

*Dividend and interest income.* Dividend and interest income increased $33 million during the year ended December 31, 2023, when compared to the same period in 2022, primarily due to an increase in the average amount of cash invested at Tripadvisor and increased interest rates received on bank and term deposits, as well as an increase in interest earned on money market funds during 2023.

*Realized and unrealized gains (losses) on financial instruments, net.* Realized and unrealized gains (losses) on financial instruments, net are comprised of changes in the fair value of the following:

| | Years ended December 31, | |
| | 2023 | 2022 |
| | amounts in millions | |
| TripCo Exchangeable Senior Debentures due 2051 . . . . . . . . . . . . . . . . . . . | $ (36) | (5) |
| Variable Prepaid Forward . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (5) | 18 |
| Financial instrument liabilities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 9 | 45 |
| Tripadvisor foreign currency forward contracts . . . . . . . . . . . . . . . . . . . . . . | — | 4 |
| | $ (32) | 62 |

The changes in these accounts are primarily due to market factors and changes in the fair value of the underlying stocks or financial instruments to which these related. Realized and unrealized gains (losses) on financial instruments, net decreased $94 million for the year ended December 31, 2023, compared to the same period in the prior year. The decrease was primarily due to a decrease in unrealized gains of $36 million related to the Preferred Stock Derivative (defined in note 3 of the accompanying consolidated financial statements), an increase in unrealized losses of $31 million related to the TripCo 0.50% Exchangeable Senior Debentures due 2051 (the "Debentures"), and a decrease in unrealized gains related to the Variable Prepaid Forward (defined in note 3 of the accompanying consolidated financial statements) of $23 million.

*Other, net.* Other, net expense decreased $3 million for the year ended December 31, 2023, when compared to the same period in 2022. Activity in the Other, net account primarily relates to foreign exchange gains (losses), share of earnings (losses) of affiliates, and other gain (loss) at Tripadvisor.

*Income taxes.* The Company had income tax expense of $53 million and $47 million for the years ended December 31, 2023 and 2022, respectively.

During 2023, the Company recognized tax expense instead of a tax benefit at the expected federal tax rate of 21% primarily due to goodwill impairments that are not deductible for tax purposes and changes in unrecognized tax benefits.

During 2022, the Company recognized tax expense greater than the expected federal tax rate of 21% primarily due to changes in unrecognized tax benefits and the recognition of excess tax benefits and shortfalls to stock based compensation.

## Liquidity and Capital Resources

As of December 31, 2023, substantially all of our cash and cash equivalents consist of cash on hand in global financial institutions, money market funds and marketable securities, with maturities of 90 days or less at the date purchased.

The following are potential sources of liquidity: available cash balances, proceeds from asset sales, monetization of our investments (including sales of Tripadvisor shares), outstanding or anticipated debt facilities, debt and equity issuances, and dividend and interest receipts.

As of December 31, 2023, TripCo had a cash balance of $1,090 million. Approximately $1,067 million of the cash balance is held at Tripadvisor. Although TripCo has a 57% voting interest in Tripadvisor, Tripadvisor is a separate public company with a significant non-controlling interest, as TripCo has only a 21% economic interest in Tripadvisor.

Even though TripCo controls Tripadvisor through its voting interest and board representation, decision making with respect to using Tripadvisor's cash balances must consider Tripadvisor's minority holders. Accordingly, any potential distributions of cash from Tripadvisor to TripCo would generally be on a pro rata basis based on economic ownership interests. Covenants in Tripadvisor's debt instruments also restrict the payment of dividends and cash distributions to stockholders. See note 5 in the accompanying consolidated financial statements.

As of December 31, 2023, approximately $247 million of TripCo cash and cash equivalents were held by Tripadvisor's international subsidiaries outside of the U.S., of which approximately 50% was located in the U.K., with the majority of Tripadvisor's cash denominated in U.S. dollars. As of December 31, 2023, Tripadvisor had $483 million of cumulative undistributed earnings in foreign subsidiaries, which were no longer considered to be indefinitely reinvested. See note 7 in the accompanying consolidated financial statements for additional information.

As of December 31, 2023, Tripadvisor is party to a credit agreement, which, among other things, provides for a $500 million revolving credit facility (the "Credit Facility") with a maturity date of June 29, 2028 (unless, on any date that is 91 days prior to the final scheduled maturity date in respect of any indebtedness outstanding under certain "specified debt," the aggregate outstanding principal amount of such specified debt is $200 million or more, then the maturity date will be such business day). As of December 31, 2023 and 2022, Tripadvisor had no outstanding borrowings under the Credit Facility. Tripadvisor may borrow from the Credit Facility in U.S. dollars, Euros and Sterling. See note 5 to the accompanying consolidated financial statements for information regarding interest rates on potential borrowings under the Credit Facility.

Tripadvisor is required to pay a quarterly commitment fee, at an applicable rate ranging from 0.25% to 0.40%, on the daily unused portion of the Credit Facility for each fiscal quarter and in connection with the issuance of letters of credit. As of December 31, 2023, Tripadvisor's unused revolver capacity was subject to a commitment fee of 0.25%, given Tripadvisor's total net leverage ratio. The Credit Facility, among other things, requires Tripadvisor to maintain a maximum total net leverage ratio and contains certain customary affirmative and negative covenants and events of default, including for a change of control. As of December 31, 2023 and 2022, Tripadvisor was in compliance with its covenant requirements in effect under the Credit Facility. While there can be no assurance that Tripadvisor will be able to meet the total net leverage ratio covenant in the future, based on its current projections, Tripadvisor does not believe there is a material risk that it will not remain in compliance throughout the next twelve months.

As of December 31, 2023, Tripadvisor had an aggregate principal amount of $845 million in long-term debt, as a result of the 2025 Senior Notes and 2026 Convertible Senior Notes, as discussed below.

In July 2020, Tripadvisor completed the sale of $500 million of its outstanding aggregate principal amount of senior notes due 2025 ("2025 Senior Notes"). The 2025 Senior Notes provide, among other things, that interest at an interest rate of 7.0% per annum is payable on January 15 and July 15 of each year, until their maturity on July 15, 2025. The 2025 Senior Notes are senior unsecured obligations of Tripadvisor, although unconditionally guaranteed on a joint and several basis, by certain of Tripadvisor's domestic subsidiaries. In March 2021, Tripadvisor completed the sale of $345 million of convertible senior notes due 2026 ("2026 Convertible Senior Notes"). The 2026 Convertible Senior Notes provide, among other things, that interest, at an interest rate of 0.25% per annum, is payable on April 1 and October 1 of each year, until their maturity on April 1, 2026. The 2026 Convertible Senior Notes are senior unsecured obligations of Tripadvisor, although unconditionally guaranteed on a joint and several basis, by certain of Tripadvisor's domestic subsidiaries.

The 2025 Senior Notes and 2026 Convertible Senior Notes are not registered securities and there are currently no plans to register these notes as securities in the future. Tripadvisor may from time to time repurchase the 2025 Senior Notes or 2026 Convertible Senior Notes through tender offers, open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors.

Historically, Tripadvisor's operating cash flows have been sufficient to fund its working capital requirements, capital expenditures and long term debt obligations and other financial commitments and are expected to be sufficient in future periods.

| | | Years ended December 31, | |
|---|---|---|---|
| | | **2023** | **2022** |
| | | amounts in millions | |
| **Cash flow information** | | | |
| Tripadvisor cash provided (used) by operating activities . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ | 235 | 400 |
| Corporate and other cash provided (used) by operating activities . . . . . . . . . . . . . . . . . . . . . | | (9) | (10) |
| Net cash provided (used) by operating activities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ | 226 | 390 |
| | | | |
| Tripadvisor cash provided (used) by investing activities . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ | (63) | (52) |
| Corporate and other cash provided (used) by investing activities . . . . . . . . . . . . . . . . . . . . . | | — | — |
| Net cash provided (used) by investing activities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ | (63) | (52) |
| | | | |
| Tripadvisor cash provided (used) by financing activities . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ | (127) | (27) |
| Corporate and other cash provided (used) by financing activities . . . . . . . . . . . . . . . . . . . . . | | — | 5 |
| Net cash provided (used) by financing activities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ | (127) | (22) |

During the year ended December 31, 2023, Tripadvisor's primary source of cash was from operations, while its primary uses of cash were $100 million to repurchase shares of its common stock, $63 million of capital expended for property and equipment and $17 million related to payments of withholding taxes on net share settlements of equity awards.

The projected use of TripCo's corporate cash will primarily be to pay fees (not expected to exceed $4 million annually) to Liberty Media for providing certain services pursuant to the services agreement and the facilities sharing agreement, payment of dividends on the Series A Preferred Stock (unless added to the liquidation price or paid in shares of Series A common stock of TripCo), interest expense on TripCo's 0.50% Exchangeable Senior Debentures due 2051 (approximately $2 million annually) and to pay any other corporate level expenses. Debt service costs accrue on the variable prepaid forward borrowing described in note 5 to the accompanying consolidated financial statements. TripCo believes that its available cash and cash equivalents will be sufficient through at least the next twelve months. Beyond twelve months TripCo has certain obligations that will require further liquidity action which could include actions described above in potential sources of liquidity.

Tripadvisor believes that its available cash and cash equivalents will be sufficient to fund Tripadvisor's foreseeable working capital requirements, capital expenditures, existing business growth initiatives, debt and interest obligations, lease commitments, tax-related payments and other financial commitments through at least the next twelve months. Tripadvisor's future capital requirements may also include capital needs for acquisitions, and/or other expenditures in support of its business strategy, and may potentially reduce Tripadvisor's cash balance and/or require Tripadvisor to borrow under its Credit Facility or to seek other financing alternatives.

## Off-Balance Sheet Arrangements and Material Cash Requirements

We have contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of business including potential tax obligations associated with certain transactions following the formation of TripCo. Although it is reasonably possible we may incur losses upon conclusion of such matters, an estimate of any loss or range of loss cannot be made. In the opinion of management, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying consolidated financial statements.

The following table summarizes current and long-term material cash requirements, both accrued and off-balance sheet, as of December 31, 2023, excluding uncertain tax positions as it is undeterminable when payments will be made.

| | | Payments due by period | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 year | 1 - 3 years | 3 - 5 years | More than 5 years |
| | | | amounts in millions | | |
| *Material Cash Requirements* | | | | | |
| Finance and operating lease obligations (1) . . . . | $ 82 | 19 | 23 | 21 | 19 |
| Long-term debt (2) . . . . . . . . . . . . . . . . . . . . . . . | 1,232 | — | 902 | — | 330 |
| Expected interest payments (3) . . . . . . . . . . . . . | 104 | 39 | 24 | 4 | 37 |
| Series A Preferred Stock (4) . . . . . . . . . . . . . . . | 276 | — | 276 | — | — |
| Other obligations (5) . . . . . . . . . . . . . . . . . . . . . | 48 | 22 | 23 | 3 | — |
| Total. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 1,742 | 80 | 1,248 | 28 | 386 |

(1) Estimated future lease payments for Tripadvisor's corporate headquarters lease in Needham, Massachusetts and operating leases, primarily for office space, with non-cancelable lease terms. These amounts exclude expected rental income under non-cancelable subleases. See note 6 in the accompanying consolidated financial statements for further information.

(2) Amounts are stated at the face amount at maturity of our debt instruments and may differ from the amounts stated in our consolidated balance sheet to the extent debt instruments have elements which are reported at fair value. Amounts do not assume additional borrowings or refinancings of existing debt.

(3) Amounts are based on our outstanding debt at December 31, 2023 and assume that our existing debt is repaid at maturity.

(4) Amount that will be paid to settle debt host component of Series A Preferred Stock on March 27, 2025, assuming TripCo does not exercise its call right, as described in note 8 to the accompanying consolidated financial statements, prior to such date. This amount differs from the preferred stock liability balance stated in our consolidated balance sheet as the liability is being accreted to the amount to be paid upon settlement. See note 8 to the accompanying consolidated financial statements for further information.

(5) Includes purchase obligations, expected commitment fee payments on the Credit Facility and long term income taxes payable.

## Critical Accounting Policies and Estimates

The preparation of our financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Listed below are the accounting estimates that we believe are critical to our financial statements due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported.

### Recognition and Recoverability of Goodwill, Intangible and Long-lived Assets

We account for acquired businesses using the acquisition method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. We test goodwill for impairment at the reporting unit level (operating segment or one level below an operating segment). Goodwill is allocated to our reporting units at the date the goodwill is initially recorded. Once goodwill has been allocated to the reporting units, it no longer retains its identification with a particular acquisition and becomes identified with the reporting unit in its entirety. Accordingly, the fair value of the reporting unit as a whole is available to support the recoverability of its goodwill.

Our non-financial instrument valuations are primarily comprised of our annual assessment of the recoverability of our goodwill and other nonamortizable intangibles, such as trademarks and our evaluation of the recoverability of our other long-lived assets upon certain triggering events and the initial recognition of such assets through the application of

the purchase accounting method. If the carrying value of our definite lived intangible assets and long-lived assets exceeds their expected undiscounted cash flows, we are required to write the carrying value down to fair value. Any such writedown is included in impairment of long-lived assets in our consolidated statement of operations. A high degree of judgment is required to estimate the fair value of our long-lived assets. We may use quoted market prices, prices for similar assets, present value techniques and other valuation techniques to prepare these estimates. We may need to make estimates of future cash flows and discount rates as well as other assumptions in order to implement these valuation techniques. Due to the high degree of judgment involved in our estimation techniques, any value ultimately derived from our long-lived assets may differ from our estimate of fair value.

We perform our annual assessment of the recoverability of our goodwill and other non-amortizable intangible assets during the fourth quarter, or more frequently, if events and circumstances indicate impairment may have occurred. The accounting guidance permits entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative goodwill impairment test. The accounting guidance also allows entities the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to the quantitative impairment test. The entity may resume performing the qualitative assessment in any subsequent period. In evaluating goodwill on a qualitative basis, the Company reviews the business performance of each reporting unit and evaluates other relevant factors as identified in the relevant accounting guidance to determine whether it is more likely than not that an indicated impairment exists for any of our reporting units. The Company considers whether there are any negative macroeconomic conditions, industry specific conditions, market changes, increased competition, increased costs in doing business, management challenges, the legal environments and how these factors might impact company specific performance in future periods. As part of the analysis, the Company also considers fair value determinations for certain reporting units that have been made at various points throughout the current and prior year for other purposes. If, based on the qualitative analysis, it is more likely than not that an impairment exists, the Company performs the quantitative impairment test.

As of December 31, 2023, the intangible assets not subject to amortization for each of our reportable segments were as follows:

|  | Goodwill | Trademarks | Total |
|---|---|---|---|
|  | amounts in millions | | |
| Brand Tripadvisor | $ 1,159 | 522 | 1,681 |
| Viator | 120 | — | 120 |
| TheFork | 108 | — | 108 |
|  | $ 1,387 | 522 | 1,909 |

Given a sustained decline in Tripadvisor's stock price leading up to September 30, 2023, TripCo performed a quantitative analysis of the Brand Tripadvisor reporting unit and Tripadvisor trademark as of September 30, 2023. Based on near-term business trends and their impact on long term assumptions, combined with macro-economic factors such as rising interest rates, we concluded that the estimated fair values of the Brand Tripadvisor reporting unit and the Tripadvisor trademark were less than their respective carrying values. As a result, TripCo recognized a goodwill impairment of $820 million and a trademark impairment of $205 million during the year ended December 31, 2023, related to the Brand Tripadvisor reporting unit. The fair value of the reporting unit was determined using a combination of market multiples (market approach) and discounted cash flow (income approach) calculations (Level 3). The fair value of the trademarks was determined using the relief from royalty method (Level 3).

TripCo will continue to monitor Tripadvisor's financial performance, stock price and other events and circumstances that may negatively impact the estimated fair values to determine if future impairment assessments may be necessary.

*Income Taxes*

We are required to estimate the amount of tax payable or refundable for the current year and the deferred income tax liabilities and assets for the future tax consequences of events that have been reflected in our financial statements or tax returns for each taxing jurisdiction in which we operate. This process requires our management to make judgments

regarding the timing and probability of the ultimate tax impact of the various agreements and transactions that we enter into. Based on these judgments we may record tax reserves or adjustments to valuation allowances on deferred tax assets to reflect the expected realizability of future tax benefits. Actual income taxes could vary from these estimates due to future changes in income tax law, significant changes in the jurisdictions in which we operate, our inability to generate sufficient future taxable income or unpredicted results from the final determination of each year's liability by taxing authorities. These changes could have a significant impact on our financial position.

Additionally, Tripadvisor records liabilities to address uncertain tax positions taken in previously filed tax returns or that are expected to be taken in a future tax return. The determination for required liabilities is based upon an analysis of each individual tax position, taking into consideration whether it is more likely than not that the tax position, based on its technical merits, will be sustained upon examination. For those positions for which a conclusion is reached that it is more likely than not it will be sustained, the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the taxing authority is recognized. The difference between the amount recognized and the total tax position is recorded as a liability. The ultimate resolution of these tax positions may be greater or less than the liabilities recorded.

**Quantitative and Qualitative Disclosures about Market Risk.**

We are exposed to market risk in the normal course of business due to our ongoing investment and financial activities and the conduct of operations by Tripadvisor in different foreign countries. Market risk refers to the risk of loss arising from adverse changes in stock prices, interest rates and foreign currency exchange rates. The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows and future earnings. We have established policies, procedures and internal processes governing our management of market risks and the use of financial instruments to manage our exposure to such risks.

We are exposed to changes in interest rates primarily as a result of our borrowing and investment activities, which include investments in fixed and floating rate debt instruments and borrowings used to maintain liquidity and to fund business operations. The nature and amount of our long-term and short-term debt are expected to vary as a result of future requirements, market conditions and other factors. We expect to manage our exposure to interest rates by maintaining what we believe is an appropriate mix of fixed and variable rate debt. We believe this best protects us from interest rate risk. We expect to achieve this mix by (i) issuing fixed rate debt that we believe has a low stated interest rate and significant term to maturity, (ii) issuing variable rate debt with appropriate maturities and interest rates and (iii) entering into interest rate swap arrangements when we deem appropriate. As of December 31, 2023, our debt is comprised of the following amounts:

| | Variable rate debt | | Fixed rate debt | |
| --- | --- | --- | --- | --- |
| | Principal amount | Weighted avg interest rate | Principal Amount | Weighted avg interest rate |
| | | dollar amounts in millions | | |
| Tripadvisor.................................. | N/A | N/A | $ 845 | 4.2% |
| TripCo debt ................................ | N/A | N/A | $ 383 | 1.0% |

TripCo is exposed to foreign exchange rate fluctuations related primarily to the monetary assets and liabilities and the financial results of Tripadvisor's foreign subsidiaries. Assets and liabilities of foreign subsidiaries for which the functional currency is the local currency are translated into U.S. dollars at period-end exchange rates, and the statements of operations are generally translated at the average exchange rate for the period. Exchange rate fluctuations on translating foreign currency financial statements into U.S. dollars that result in unrealized gains or losses are referred to as translation adjustments. Cumulative translation adjustments are recorded in accumulated other comprehensive earnings (loss) as a separate component of stockholders' equity. Transactions denominated in currencies other than the functional currency are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transaction gains and losses, which are reflected in income as unrealized (based on period-end translations) or realized upon settlement of the transactions. Cash flows from our operations in foreign countries are translated at the average rate for the period. Accordingly, TripCo may experience economic loss and a negative impact on earnings and equity with

respect to our holdings solely as a result of foreign currency exchange rate fluctuations. Tripadvisor enters into foreign currency forward contracts to manage its risk related to foreign currency exchange rates when it deems appropriate.

**Financial Statements and Supplementary Data.**

The consolidated financial statements of Liberty TripAdvisor Holdings, Inc. are included herein, beginning on Page F-21.

**Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.**

None.

**Controls and Procedures.**

In accordance with Exchange Act Rules 13a-15 and 15d-15, the Company carried out an evaluation, under the supervision and with the participation of management, including its chief executive officer and its principal accounting and financial officer (the "Executives") and under the oversight of its Board of Directors, of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2023. Based on that evaluation, the Executives concluded that the Company's disclosure controls and procedures were effective as of December 31, 2023 to provide reasonable assurance that information required to be disclosed in its reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

See page F-17 for Management's Report on Internal Control Over Financial Reporting.

There has been no change in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

**Other Information.**

*Insider Trading*

None of the Company's directors or officers adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement during the Company's fiscal quarter ended December 31, 2023.

**Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.**

Not applicable.

**MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING**

Management of the Company is responsible for establishing and maintaining adequate internal control over the Company's financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act.  The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The Company's management assessed the effectiveness of internal control over financial reporting as of December 31, 2023, using the criteria in *Internal Control-Integrated Framework (2013),* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as of December 31, 2023, the Company's internal control over financial reporting is effective.

**Report of Independent Registered Public Accounting Firm**

To the Stockholders and Board of Directors
Liberty TripAdvisor Holdings, Inc.:

*Opinion on the Consolidated Financial Statements*

We have audited the accompanying consolidated balance sheets of Liberty TripAdvisor Holdings, Inc. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive earnings (loss), cash flows, and equity for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

*Basis for Opinion*

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

*Critical Audit Matters*

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

*Sufficiency of audit evidence over revenue*

As discussed in note 2 to the consolidated financial statements, and disclosed in the consolidated statements of operations, the Company had $1,788 million in revenue, net of intersegment revenue of $134 million, for the year ended December 31, 2023, of which $1,031 million was Brand Tripadvisor related, $737 million was Viator related, and $154 million was TheFork related. Each of these categories of revenue has multiple revenue streams and the Company's processes and information technology (IT) systems differ between each revenue stream.

We identified the evaluation of sufficiency of audit evidence over revenue as a critical audit matter. This matter required especially subjective auditor judgment due to the number of revenue streams and the related IT applications utilized throughout the revenue recognition processes. Subjective auditor judgment was required to evaluate that relevant revenue data was captured and aggregated throughout these various IT applications. This matter also included determining the revenue streams over which procedures would be performed and evaluating the nature and extent of evidence obtained over each revenue stream, both of which included the involvement of IT professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of the procedures to be performed over revenue. For each revenue stream where procedures were performed:

- we evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to accurate recording of amounts.

- for certain revenue streams, we assessed the recorded revenue by selecting a sample of transactions and compared the amounts recognized for consistency with underlying documentation, including evidence of contracts with customers.

- for certain revenue streams, we assessed the recorded revenue by comparing the total cash received during the year to the revenue recognized, including evaluating the relevance and reliability of the inputs to the assessment.

We involved IT professionals with specialized skills and knowledge, who assisted in:

- testing certain IT applications used by the Company in its revenue recognition processes.

- testing the transfer of relevant revenue data between certain systems used in the revenue recognition processes.

We evaluated the sufficiency of audit evidence obtained by assessing the results of the procedures performed.

*Evaluation of unrecognized tax benefits related to transfer pricing*

As discussed in notes 2 and 7 to the consolidated financial statements, during the year ended December 31, 2023, the Company recorded additional income tax expense and transfer pricing income tax reserves, inclusive of estimated interest, of $24 million for open tax periods based on a review of the impact of a settlement for certain transfer pricing arrangements between its U.S. subsidiaries and foreign subsidiaries for the 2009 through 2011 tax years. The Company records a liability to address uncertain tax positions taken in previously filed tax returns or that the Company expects to take in a future tax return. The determination to record a liability is based upon an analysis of each individual tax position, taking into consideration whether it is more likely than not that the tax position, based on technical merits, will be sustained upon examination.

We identified the evaluation of certain inputs to the estimate of unrecognized tax benefits related to transfer pricing as a critical audit matter. Complex auditor judgment, including specialized skills and knowledge, was required in assessing estimated unrecognized tax benefits related to transfer pricing based on interpretation of tax laws and regulations, and settlements.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control over the Company's process for estimating unrecognized tax benefits related to transfer pricing, including a control related to certain inputs to the estimate. We involved tax professionals with specialized skills and knowledge, who assisted in analyzing certain inputs to the Company's determination of unrecognized tax benefits related to transfer pricing based on interpretation of tax laws and regulations, and settlements.

*Valuation of Tripadvisor trademark and goodwill in the Brand Tripadvisor reporting unit*

As discussed in notes 2 and 4 to the consolidated financial statements, the Company performs impairment assessments of its trademark indefinite-lived intangible assets and goodwill on an annual basis or whenever events or changes in circumstances indicate that the carrying value of a trademark intangible asset more likely than not exceeds its fair value or the carrying value of a reporting unit with goodwill more likely than not exceeds its fair value. Given a sustained decline in Tripadvisor's stock price, the Company performed a quantitative impairment assessment of the Tripadvisor trademark and goodwill in the Brand Tripadvisor reporting unit as of September 30, 2023. The fair value estimate related to the Tripadvisor trademark was determined using the relief from royalty method, and an impairment loss of $205 million was recorded by the Company. The fair value estimate of the Brand Tripadvisor reporting unit was determined using a combination of market multiples method (market approach) and discounted cash flow method (income approach), and the Company recorded a goodwill impairment loss of $820 million. The trademark intangible assets and goodwill balances as of December 31, 2023 were $522 million and $1,387 million, respectively.

We identified the evaluation of the Company's impairment assessment for the Tripadvisor trademark and goodwill in the Brand Tripadvisor reporting unit as a critical audit matter. A high degree of subjective auditor judgment was required to evaluate the key assumptions used to estimate the fair values of the Tripadvisor trademark and the Brand Tripadvisor reporting unit, specifically the forecasted revenue growth rates and discount rates. Minor changes in these assumptions could have had a significant impact on the determined fair values. Additionally, the evaluation of the discount rate assumptions required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of certain internal controls related to the Company's trademark and goodwill impairment assessment process for the Tripadvisor trademark and goodwill in the Brand Tripadvisor reporting unit, including controls over the determination of the key assumptions noted above. We evaluated the forecasted revenue growth rates used in the Company's fair value determinations by comparing them to historical actual results, analysts' forecasted growth rates for the Company, and forecasted growth rates in comparable industries and of peer companies. We compared the Company's historical forecasted revenue to actual historical results to assess the Company's ability to accurately forecast. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the discount rates used by management by comparing them to a range of independently developed discount rates using publicly available market data for comparable companies.


/s/ KPMG LLP


We have served as the Company's auditor since 2014.

Denver, Colorado
February 16, 2024

# LIBERTY TRIPADVISOR HOLDINGS, INC.

## Consolidated Balance Sheets

## December 31, 2023 and 2022

|  | 2023 | 2022 |
|---|---|---|
|  | amounts in millions | |
| *Assets* | | |
| Current assets: | | |
| Cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 1,090 | 1,053 |
| Accounts receivable and contract assets, net of allowance for credit losses. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 192 | 205 |
| Other current assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 42 | 45 |
| Total current assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,324 | 1,303 |
| Property and equipment, at cost (note 2). . . . . . . . . . . . . . . . . . . . . . . . . . . . | 232 | 261 |
| Accumulated depreciation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (145) | (158) |
|  | 87 | 103 |
| Intangible assets not subject to amortization (note 4): | | |
| Goodwill . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,387 | 2,200 |
| Trademarks . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 522 | 726 |
|  | 1,909 | 2,926 |
| Intangible assets subject to amortization, net (note 4) . . . . . . . . . . . . . . . . . . | 116 | 112 |
| Other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 124 | 194 |
| Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 3,560 | 4,638 |

(continued)

See accompanying notes to consolidated financial statements.

| | 2023 | 2022 |
|---|---|---|
| | amounts in millions | |
| *Liabilities and Equity* | | |
| Current liabilities: | | |
| Deferred merchant and other payables | $ 265 | 242 |
| Deferred revenue | 49 | 44 |
| Accrued liabilities and other current liabilities | 262 | 248 |
| Total current liabilities | 576 | 534 |
| Long-term debt, including $287 million and $237 million measured at fair value as of December 31, 2023 and December 31, 2022, respectively (note 5) | 1,180 | 1,125 |
| Deferred income tax liabilities (note 7) | 49 | 120 |
| Financial instrument liabilities (note 3) | 21 | 30 |
| Series A Preferred Stock liability (note 8) | 249 | 230 |
| Other liabilities | 253 | 337 |
| Total liabilities | 2,328 | 2,376 |
| *Equity* | | |
| Series A common stock, $.01 par value. Authorized 200,000,000 shares; issued and outstanding 73,066,321 at December 31, 2023 and 72,641,163 at December 31, 2022 | 1 | 1 |
| Series B common stock, $.01 par value. Authorized 7,500,000 shares; issued and outstanding 4,057,532 at December 31, 2023 and 3,370,368 at December 31, 2022 | — | — |
| Series C common stock, $.01 par value. Authorized 200,000,000 shares; no shares issued | — | — |
| Additional paid-in capital | 307 | 287 |
| Accumulated other comprehensive earnings (loss), net of taxes | (2) | 9 |
| Retained earnings (deficit) | (724) | (439) |
| Total stockholders' equity | (418) | (142) |
| Noncontrolling interests in equity of subsidiaries | 1,650 | 2,404 |
| Total equity | 1,232 | 2,262 |
| Commitments and contingencies (note 12) | | |
| Total liabilities and equity | $ 3,560 | 4,638 |

See accompanying notes to consolidated financial statements.

# LIBERTY TRIPADVISOR HOLDINGS, INC.

## Consolidated Statements of Operations

### Years ended December 31, 2023, 2022 and 2021

|  | | 2023 | 2022 | 2021 |
|---|---|---|---|---|
|  | | amounts in millions, except per share amounts | | |
| Total revenue, net | $ | 1,788 | 1,492 | 902 |
| Operating costs and expenses: | | | | |
| Operating expense, including stock-based compensation (note 2) | | 422 | 338 | 286 |
| Selling, general and administrative, including stock-based compensation (note 2) | | 1,144 | 969 | 651 |
| Depreciation and amortization | | 87 | 97 | 150 |
| Restructuring and other related reorganization costs (note 12) | | 22 | — | — |
| Impairment of goodwill and intangible assets (note 4) | | 1,025 | — | — |
| | | 2,700 | 1,404 | 1,087 |
| Operating income (loss) | | (912) | 88 | (185) |
| Other income (expense): | | | | |
| Interest expense | | (67) | (65) | (60) |
| Dividend and interest income | | 49 | 16 | 1 |
| Realized and unrealized gains (losses) on financial instruments, net | | (32) | 62 | 251 |
| Other, net | | (5) | (8) | (12) |
| | | (55) | 5 | 180 |
| Earnings (loss) before income taxes | | (967) | 93 | (5) |
| Income tax (expense) benefit (note 7) | | (53) | (47) | 43 |
| Net earnings (loss) | | (1,020) | 46 | 38 |
| Less net earnings (loss) attributable to the noncontrolling interests | | (735) | 16 | (141) |
| Net earnings (loss) attributable to Liberty TripAdvisor Holdings, Inc. shareholders | $ | (285) | 30 | 179 |
| Net earnings (loss) available to common shareholders (note 2) | $ | (285) | 30 | (191) |
| Basic net earnings (loss) attributable to Series A and Series B Liberty TripAdvisor Holdings, Inc. shareholders per common share (note 2): | $ | (3.75) | 0.39 | (2.55) |
| Diluted net earnings (loss) attributable to Series A and Series B Liberty TripAdvisor Holdings, Inc. shareholders per common share (note 2): | $ | (3.75) | 0.39 | (2.55) |

See accompanying notes to consolidated financial statements.

## LIBERTY TRIPADVISOR HOLDINGS, INC.

### Consolidated Statements of Comprehensive Earnings (Loss)

### Years ended December 31, 2023, 2022 and 2021

| | 2023 | 2022 | 2021 |
|---|---|---|---|
| | amounts in millions | | |
| Net earnings (loss) | $ (1,020) | 46 | 38 |
| Other comprehensive earnings (loss), net of taxes: | | | |
| Foreign currency translation adjustments | 12 | (30) | (25) |
| Credit risk on fair value debt instruments gains (losses) | (14) | 36 | 7 |
| Reclassification adjustments included in net income (loss) | — | 1 | 2 |
| Other comprehensive earnings (loss) | (2) | 7 | (16) |
| Comprehensive earnings (loss) | (1,022) | 53 | 22 |
| Less comprehensive earnings (loss) attributable to the noncontrolling interests | (726) | (7) | (159) |
| Comprehensive earnings (loss) attributable to Liberty TripAdvisor Holdings, Inc. shareholders | $ (296) | 60 | 181 |

See accompanying notes to consolidated financial statements.

# LIBERTY TRIPADVISOR HOLDINGS, INC.

## Consolidated Statements of Cash Flows

### Years ended December 31, 2023, 2022 and 2021

| | 2023 | 2022 | 2021 |
|---|---|---|---|
| | amounts in millions | | |
| Cash flows from operating activities: | | | |
| Net earnings (loss) | $ (1,020) | 46 | 38 |
| Adjustments to reconcile net earnings (loss) to net cash provided by operating activities: | | | |
| Depreciation and amortization | 87 | 97 | 150 |
| Stock-based compensation. | 99 | 93 | 125 |
| Realized and unrealized (gains) losses on financial instruments, net | 32 | (62) | (251) |
| Impairment of goodwill and intangible assets (note 4) | 1,025 | — | — |
| Deferred income tax expense (benefit) | (87) | (20) | (49) |
| Other charges (credits), net | 31 | 30 | 28 |
| Changes in operating assets and liabilities | | | |
| Current and other assets | 26 | (14) | (30) |
| Payables and other liabilities. | 33 | 220 | 86 |
| Net cash provided (used) by operating activities | 226 | 390 | 97 |
| Cash flows from investing activities: | | | |
| Capital expended for property and equipment, including capitalized website development | (63) | (56) | (54) |
| Other investing activities, net. | — | 4 | — |
| Net cash provided (used) by investing activities | (63) | (52) | (54) |
| Cash flows from financing activities: | | | |
| Borrowings of debt | — | 9 | 675 |
| Repurchase of Series A Preferred Stock | — | — | (281) |
| Shares repurchased by subsidiary (note 9) | (100) | — | — |
| Payment of withholding taxes on net share settlements of equity awards | (17) | (20) | (44) |
| Subsidiary purchase of capped calls | — | — | (35) |
| Other financing activities, net | (10) | (11) | (9) |
| Net cash provided (used) by financing activities | (127) | (22) | 306 |
| Effect of foreign currency exchange rates on cash, cash equivalents and restricted cash | 1 | (23) | (12) |
| Net increase (decrease) in cash, cash equivalents and restricted cash | 37 | 293 | 337 |
| Cash, cash equivalents and restricted cash at beginning of period | 1,053 | 760 | 423 |
| Cash, cash equivalents and restricted cash at end of period | $ 1,090 | 1,053 | 760 |
| | | | |
| Cash paid for interest | $ 41 | 41 | 44 |
| Cash paid (received) for income taxes | $ (140) | (41) | 4 |

See accompanying notes to consolidated financial statements.

**LIBERTY TRIPADVISOR HOLDINGS, INC.**

**Consolidated Statements of Equity**

**Years ended December 31, 2023, 2022 and 2021**

|  | Stockholders' equity | | | | | | | Noncontrolling interest in equity of subsidiaries | Total equity |
|---|---|---|---|---|---|---|---|---|---|
|  | Preferred stock | Series A | Series B | Series C | Additional paid-in capital | Accumulated other comprehensive earnings (loss) | Retained earnings (deficit) | | |
|  | | | | | amounts in millions | | | | |
| Balance at December 31, 2020 | $ — | 1 | — | — | 257 | (23) | (278) | 2,350 | 2,307 |
| Net earnings (loss) | — | — | — | — | — | — | 179 | (141) | 38 |
| Other comprehensive earnings (loss) | — | — | — | — | — | 2 | — | (18) | (16) |
| Stock-based compensation | — | — | — | — | 33 | — | — | 105 | 138 |
| Withholding taxes on net share settlements of stock-based compensation | — | — | — | — | (44) | — | — | — | (44) |
| Shares issued by subsidiary | — | — | — | — | (10) | — | — | 18 | 8 |
| Series A Preferred Stock adjustment (note 9) | — | — | — | — | — | — | (370) | — | (370) |
| Subsidiary purchase of capped calls, net of tax (note 5) | — | — | — | — | (6) | — | — | (20) | (26) |
| Series A Preferred Stock repurchased with subsidiary shares (note 8) | — | — | — | — | 58 | — | — | 34 | 92 |
| Balance at December 31, 2021 | — | 1 | — | — | 288 | (21) | (469) | 2,328 | 2,127 |
| Net earnings (loss) | — | — | — | — | — | — | 30 | 16 | 46 |
| Other comprehensive earnings (loss) | — | — | — | — | — | 30 | — | (23) | 7 |
| Stock-based compensation | — | — | — | — | 24 | — | — | 78 | 102 |
| Withholding taxes on net share settlements of stock-based compensation | — | — | — | — | (20) | — | — | — | (20) |
| Shares issued by subsidiary | — | — | — | — | (5) | — | — | 5 | — |
| Balance at December 31, 2022 | — | 1 | — | — | 287 | 9 | (439) | 2,404 | 2,262 |
| Net earnings (loss) | — | — | — | — | — | — | (285) | (735) | (1,020) |
| Other comprehensive earnings (loss) | — | — | — | — | — | (11) | — | 9 | (2) |
| Stock-based compensation | — | — | — | — | 25 | — | — | 84 | 109 |
| Withholding taxes on net share settlements of stock-based compensation | — | — | — | — | (17) | — | — | — | (17) |
| Shares issued by subsidiary | — | — | — | — | (6) | — | — | 6 | — |
| Share repurchased by subsidiary | — | — | — | — | 18 | — | — | (118) | (100) |
| Balance at December 31, 2023 | $ — | 1 | — | — | 307 | (2) | (724) | 1,650 | 1,232 |

See accompanying notes to consolidated financial statements.

**LIBERTY TRIPADVISOR HOLDINGS, INC.**

**Notes to Consolidated Financial Statements**

**December 31, 2023, 2022 and 2021**

### (1) Basis of Presentation

Liberty TripAdvisor Holdings, Inc. ("TripCo" or the "Company") was formed in 2013 as a Delaware corporation. TripCo was a subsidiary of Liberty Interactive Corporation (subsequently renamed Qurate Retail, Inc. ("Qurate Retail")) until the completion of its spin-off from Qurate Retail on August 27, 2014 ("TripCo Spin-Off"). TripCo does not have any operations outside of its controlling interest in its subsidiary Tripadvisor, Inc. ("Tripadvisor"). Tripadvisor operates as a stand-alone operating entity.

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and represent a consolidation of the historical financial information of Tripadvisor. These financial statements refer to the consolidation of Tripadvisor as "TripCo," "the Company," "us," "we" and "our" in the notes to the consolidated financial statements. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements. Additionally, certain prior period amounts have been reclassified for comparability with the current period presentation.

*Description of Business*

Tripadvisor operates as a family of brands with a purpose of connecting people to experiences worth sharing. Tripadvisor's vision is to be the world's most trusted source for travel and experiences. Tripadvisor operates across three reportable segments: Brand Tripadvisor (formerly Tripadvisor Core), Viator, and TheFork. Tripadvisor leverages its brands, technology platforms and capabilities to connect its large, global audience with partners by offering rich content, travel guidance products and services, and two-sided marketplaces for experiences, accommodations, restaurants, and other travel categories.

The Tripadvisor brand offers travelers and experience seekers an online global platform for travelers to discover, generate, and share authentic user-generated content in the form of ratings and reviews for destinations, points-of-interest, experiences, accommodations, restaurants, and cruises in over 40 countries and in more than 20 languages across the world. Tripadvisor offers more than 1 billion user-generated ratings and reviews on over 8 million experiences, accommodations, restaurants, airlines, and cruises. Viator's online marketplace is comprehensive, connecting travelers to bookable tours, activities and attractions— consisting of over 350,000 experiences from more than 55,000 operators. TheFork provides an online marketplace that enables diners to discover and book online reservations at approximately 55,000 restaurants in 11 countries, across the U.K., and western and central Europe.

*Risks and Uncertainties*

Tripadvisor and the Company were negatively impacted by the risks and uncertainties related to the COVID-19 pandemic and Tripadvisor's business would be adversely and materially affected upon a resurgence of COVID-19 or the emergence of any new pandemic or other health crisis that results in reinstated travel bans and/or other government restrictions and mandates. Following the lifting of restrictions in connection with the COVID-19 pandemic, travel demand increased. In addition, the U.S. and other countries saw significant increased inflation and decreases in discretionary spending patterns by consumers. If macroeconomic conditions deteriorate, consumer demand and spending may decline. Tripadvisor may not be able to pass on increased costs to its customers and its inability or failure to navigate the macroeconomic environment could harm its business, results of operations and financial condition.

Additionally, natural disasters, public health-related events, political instability, geopolitical conflicts, including the evolving events in the Middle East, acts of terrorism, fluctuations in currency values, and changes in global economic

conditions, are examples of other events that could have a negative impact on the travel industry, and as a result, Tripadvisor's financial results in the future.

*Seasonality*

Consumer travel expenditures have historically followed a seasonal pattern. Correspondingly, travel partner advertising investments, and therefore Tripadvisor's revenue and operating profits, have also historically followed a seasonal pattern. Tripadvisor's financial performance tends to be seasonally highest in the second and third quarters of a given year, which includes the seasonal peak in consumer demand, including traveler accommodation stays, and travel experiences taken, compared to the first and fourth quarters, which represent seasonal low points. In addition, during the first half of the year, experience bookings typically exceed the amount of completed experiences, resulting in higher cash flow related to working capital, while during the second half of the year, particularly in the third quarter, this pattern reverses and cash flows from these transactions are typically negative. Other factors may also impact typical seasonal fluctuations, such as significant shifts in Tripadvisor's business mix, adverse economic conditions, public health-related events, as well as other factors.

*Spin-Off of TripCo from Qurate Retail*

The TripCo Spin-Off was completed on August 27, 2014. Following the TripCo Spin-Off, Qurate Retail and TripCo operate as separate, publicly traded companies, and neither has any stock ownership, beneficial or otherwise, in the other. In connection with the TripCo Spin-Off, TripCo entered into certain agreements, including the services agreement, the facilities sharing agreement and the tax sharing agreement, with Qurate Retail and/or Liberty Media Corporation ("Liberty Media") (or certain of their subsidiaries) in order to govern certain of the ongoing relationships between the companies after the TripCo Spin-Off and to provide for an orderly transition.

Pursuant to the services agreement (except as described below in respect to Gregory B. Maffei), Liberty Media provides TripCo with general and administrative services including legal, tax, accounting, treasury and investor relations support. Liberty TripCo reimburses Liberty Media for direct, out-of-pocket expenses incurred by Liberty Media in providing these services and TripCo pays a services fee to Liberty Media under the services agreement that is subject to adjustment semi-annually, as necessary.

Pursuant to the services agreement, in connection with Liberty Media's employment arrangement with Gregory B. Maffei, TripCo's Chairman, President and Chief Executive Officer, components of Mr. Maffei's compensation will either be paid directly to him or reimbursed to Liberty Media, based on allocations set forth in the services agreement. For each of the years ended December 31, 2023, 2022 and 2021, the allocation percentage for TripCo was 5%, but is subject to adjustment on an annual basis and upon the occurrence of certain events.

Under the facilities sharing agreement, TripCo shares office space with Liberty Media and related amenities at Liberty Media's corporate headquarters in Englewood, Colorado.

The tax sharing agreement provides for the allocation and indemnification of tax liabilities and benefits between Qurate Retail and TripCo and other agreements related to tax matters.

Under these agreements, approximately $3 million, $3 million and $4 million was reimbursable to Liberty Media for the years ended December 31, 2023, 2022, and 2021, respectively.

## (2) Summary of Significant Accounting Policies

### Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments, generally including money market funds, term deposits and marketable securities, with maturities of three months or less at the time of acquisition.

### Accounts Receivable and Allowance for Expected Credit Losses

Accounts receivable are recognized when the right to consideration becomes unconditional and are recorded net of an allowance for expected credit losses. Tripadvisor records accounts receivable at the invoiced amount, and its customer invoices are generally due 30 days from the time of invoicing. Tripadvisor uses the "expected credit loss" methodology, allowed under GAAP, in estimating its allowance for credit losses.

Tripadvisor applies the "expected credit loss" methodology by first assessing its historical losses based on credit sales and then adding in an assessment of expected changes in the foreseeable future, whether positive or negative, to Tripadvisor's ability to collect its outstanding accounts receivables, or the expectation for future losses. Tripadvisor develops its expectation for future losses by assessing the profiles of its customers using their historical payment patterns, any known changes to those customers' ability to fulfill their payment obligations, and assessing broader economic conditions that may impact its customers' ability to pay their obligations. Where appropriate, Tripadvisor performs this analysis using a portfolio approach. Portfolios comprise customers with similar characteristics and payment history, and Tripadvisor has concluded that the aggregation of these customers into various portfolios does not produce a result that is materially different from considering the affected customers individually. Customers are assigned internal credit ratings, as determined by Tripadvisor, based on its collection profiles. Customers whose outstanding obligations are less likely to experience a credit loss are assigned a higher internal credit rating, and those customers whose outstanding obligations are more likely to experience a credit loss are assigned a lower credit rating. Tripadvisor recognizes a greater credit loss allowance on the accounts receivable due from those customers in the lower credit rating tranche, as determined by Tripadvisor. When Tripadvisor becomes aware of facts and circumstances affecting an individual customer, it also takes that specific customer information into account as part of its calculation of expected credit losses.

Tripadvisor's exposure to credit losses may increase if its customers are adversely affected by changes in macroeconomic pressures or uncertainty associated with local or global economic recessions, or other customer-specific factors.

The following table presents the changes in the allowance for credit losses for the periods presented:

|  | Years ended December 31, | | |
| --- | --- | --- | --- |
|  | 2023 | 2022 | 2021 |
|  | amounts in millions | | |
| Balance, beginning of period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 28 | 28 | 33 |
| Provision charged to expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6 | 6 | 3 |
| Write-offs, net of recoveries and other adjustments. . . . . . . . . . . . . . | (13) | (6) | (8) |
| Balance, end of period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 21 | 28 | 28 |

*Derivative Instruments*

All of the Company's derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive earnings and are recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. If the derivative is not designated as a hedge, changes in the fair value of the derivative are recognized in earnings. None of the Company's derivatives are currently designated as hedges.

The fair value of certain of the Company's derivative instruments are estimated using the Black-Scholes-Merton model. The Black-Scholes-Merton model incorporates a number of variables in determining such fair values, including expected volatility of the underlying security and an appropriate discount rate. The Company obtains volatility rates from pricing services based on the expected volatility of the underlying security over the remaining term of the derivative instrument. A discount rate is obtained at the inception of the derivative instrument and updated each reporting period, based on the Company's estimate of the discount rate at which it could currently settle the derivative instrument. The Company considers its own credit risk as well as the credit risk of its counterparties in estimating the discount rate. Management judgment is required in estimating the Black-Scholes-Merton model variables.

*Property and Equipment*

Property and equipment, at cost consists of the following:

|  | December 31, | |
|---|---|---|
|  | **2023** | **2022** |
|  | amounts in millions | |
| Finance lease right-of-use asset ............................................. | $ 114 | 114 |
| Leasehold improvements ..................................................... | 37 | 46 |
| Computer equipment and purchased software ................................... | 64 | 82 |
| Furniture, office equipment and other ........................................ | 17 | 19 |
| Total property and equipment, at cost ......................................... | $ 232 | 261 |

Property and equipment is recorded at cost, net of accumulated depreciation, less impairments, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is three to five years for computer equipment and furniture, office equipment and other. Leasehold improvements are depreciated using the straight-line method, over the shorter of the estimated useful life of the improvement or the remaining term of the lease. Refer to note 6 for a discussion on accounting for leases and other financial disclosures.

*Leases*

The Company, through its consolidated companies, leases facilities in several countries around the world and certain equipment under non-cancelable lease agreements. Refer to note 6 for a discussion on accounting for leases and other financial disclosures.

*Intangible Assets*

Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment upon certain triggering events. Goodwill and other intangible assets with indefinite useful lives (collectively, "indefinite lived intangible assets") are not amortized, but instead are tested for impairment at least annually. Our annual impairment assessment of our indefinite-lived intangible assets is performed during the fourth quarter of each year.

The accounting guidance permits entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative goodwill impairment test. The accounting guidance also allows entities the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to the quantitative impairment test. The entity may resume performing the qualitative assessment in any subsequent period.

In evaluating goodwill on a qualitative basis, the Company reviews the business performance of each reporting unit and evaluates other relevant factors as identified in the relevant accounting guidance to determine whether it was more likely than not that an indicated impairment exists for any of our reporting units. The Company considers whether there are any negative macroeconomic conditions, industry specific conditions, market changes, increased competition, increased costs in doing business, management challenges, the legal environments and how these factors might impact company specific performance in future periods. As part of the analysis, the Company also considers fair value determinations for certain reporting units that have been made at various points throughout the current year and prior year for other purposes. If, based on the qualitative analysis, it is more likely than not that an impairment exists, the Company performs the quantitative impairment test.

The quantitative goodwill impairment test compares the estimated fair value of a reporting unit to its carrying value. Developing estimates of fair value requires significant judgments, including making assumptions about appropriate discount rates, perpetual growth rates, relevant comparable market multiples, public trading prices and the amount and timing of expected future cash flows. The cash flows employed in TripCo's valuation analyses, where applicable, are based on management's best estimates considering current marketplace factors and risks as well as assumptions of growth rates in future years. There can be no assurance that actual results will approximate these forecasts.

The accounting guidance also permits entities to first perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset, other than goodwill, is impaired. The accounting guidance also allows entities the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to the quantitative impairment test. The entity may resume performing the qualitative assessment in any subsequent period. If the qualitative assessment supports that it is more likely than not that the carrying value of the Company's indefinite-lived intangible assets, other than goodwill, exceeds its fair value, then a quantitative assessment is performed. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. See note 4 for discussion of goodwill and trademark impairments.

*Website Development Costs*

Certain costs incurred during the application development stage related to the development of websites are capitalized and included in other intangible assets subject to amortization. Capitalized costs include internal and external costs, if direct and incremental, and deemed by management to be significant. Costs related to the planning and post-implementation phases of software and website development are expensed as these costs are incurred. Maintenance and enhancement costs (including those costs in the post-implementation stages) are typically expensed as incurred, unless

such costs relate to substantial upgrades and enhancements to the website or software resulting in added functionality, in which case the costs are capitalized.

*Impairment of Long-lived Assets*

The Company periodically reviews the carrying amounts of its property and equipment and its intangible assets (other than goodwill and indefinite-lived intangibles) to determine whether current events or circumstances indicate that such carrying amounts may not be recoverable. If the carrying amount of the asset group is greater than the expected undiscounted cash flows to be generated by such asset group, including its ultimate disposition, an impairment adjustment is recognized. Such adjustment is measured by the amount that the carrying value of such asset groups exceeds their fair value. The Company generally measures fair value by considering sale prices for similar assets or by discounting estimated future cash flows using an appropriate discount rate. Considerable management judgment is necessary to estimate the fair value of asset groups. Accordingly, actual results could vary significantly from such estimates. Asset groups to be disposed of are carried at the lower of their financial statement carrying amount or fair value less costs to sell.

*Noncontrolling Interests*

Noncontrolling interest relates to the equity ownership interest in Tripadvisor that the Company does not own. The Company reports noncontrolling interests of consolidated companies within equity in the consolidated balance sheets and the amount of net income attributable to the parent and to the noncontrolling interest is presented in the consolidated statements of operations. Also, changes in ownership interests in consolidated companies in which the Company maintains a controlling interest are recorded in equity.

*Foreign Currency Translation and Transaction Gains and Losses*

The functional currency of the Company is the United States ("U.S.") dollar. The functional currency of the Company's foreign operations generally is the applicable local currency for each foreign subsidiary. Assets and liabilities of foreign subsidiaries are translated at the spot rate in effect at the applicable reporting date, and the consolidated statements of operations are translated at the average exchange rates in effect during the applicable period. The resulting unrealized cumulative translation adjustment, net of applicable income taxes, is recorded as a component of accumulated other comprehensive earnings (loss) in equity.

Transactions denominated in currencies other than the functional currency are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transaction gains and losses which are reflected in the accompanying consolidated statements of operations and comprehensive earnings (loss) as unrealized (based on the applicable period-end exchange rate) or realized upon settlement of the transactions.

Accordingly, we have recorded foreign currency exchange losses of $5 million, $9 million and $6 million for the years ended December 31, 2023, 2022, and 2021, respectively, in other, net on our consolidated statements of operations.

*Revenue Recognition*

Tripadvisor generates all of its revenue from contracts with customers. It recognizes revenue when it satisfies a performance obligation by transferring control of the promised services to a customer in an amount that reflects the consideration that it expects to receive in exchange for those services. When Tripadvisor acts as an agent in the transaction, it recognizes revenue for only its commission on the arrangement. Tripadvisor determines revenue recognition through the

following steps:

    (1)  Identification of the contract, or contracts, with a customer
    (2)  Identification of the performance obligations in the contract
    (3)  Determination of the transaction price
    (4)  Allocation of the transaction price to the performance obligations in the contract
    (5)  Recognition of revenue when, or as, Tripadvisor satisfies a performance obligation

At contract inception, Tripadvisor assesses the services promised in its contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service (or bundle of services) that is distinct. To identify the performance obligations, Tripadvisor considers all of the services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices. There was no significant revenue recognized in the years ended December 31, 2023, 2022 and 2021 related to performance obligations satisfied in prior periods. Tripadvisor has applied a practical expedient and does not disclose the value of unsatisfied performance obligations that have an original expected duration of less than one year. Tripadvisor expects to complete its performance obligations within one year from the initial transaction date. The value related to Tripadvisor's remaining or partially satisfied performance obligations relates to subscription services that are satisfied over time or services that are recognized at a point in time, but not yet achieved. The timing of services, invoicing and payments do not include a significant financing component. Tripadvisor's customer invoices are generally due 30 days from the time of invoicing.

Tripadvisor recognizes an asset for the incremental costs of obtaining a contract with a customer if it expects the benefit of those costs to be longer than one year. Although the substantial majority of its contract costs have an amortization period of less than one year, Tripadvisor has determined contract costs arising from certain sales incentives have an amortization period in excess of one year given the high likelihood of contract renewal. Sales incentives are not paid upon renewal of these contracts and therefore are not commensurate with the initial sales incentive costs. As of December 31, 2023 and 2022, there were $3 million and $4 million, respectively, of unamortized contract costs in other long-term assets on the consolidated balance sheet. Tripadvisor amortizes these contract costs on a straight-line basis over the estimated customer life, which is based on historical customer retention rates. Amortization expense recorded to selling and marketing expense on the consolidated statements of operations during each of the years ended December 31, 2023, 2022 and 2021, was $1 million. Tripadvisor assesses such asset for impairment when events or circumstances indicate that the carrying amount may not be recoverable. No impairments were recognized during the years ended December 31, 2023, 2022 and 2021.

The recognition of revenue may require the application of judgment related to the determination of the performance obligations and the timing of when the performance obligations are satisfied. The determination of Tripadvisor's performance obligations does not require significant judgment given that it generally does not provide multiple services to a customer in a transaction, and the point in which control is transferred to the customer is readily determinable. In instances where Tripadvisor recognizes revenue over time, it generally has either a subscription service that is recognized over time on a straight-line basis using the time-elapsed output method, or based on other output measures that provide a faithful depiction of the transfer of its services. When an estimate for cancellations is included in the transaction price, Tripadvisor bases its estimate on historical cancellation rates and current trends. Taxes assessed by a government authority that are both imposed on and concurrent with a specific revenue–producing transaction, that are collected by Tripadvisor from a customer, are reported on a net basis, or in other words excluded from revenue on the consolidated financial statements.

*Brand Tripadvisor Segment (formerly Tripadvisor Core Segment)*

**Tripadvisor-branded Hotels Revenue**. The largest source of Brand Tripadvisor segment revenue is generated from click-based advertising on Tripadvisor-branded websites, which Tripadvisor refers to as its hotel meta (also referred to as hotel auction) revenue, which is primarily comprised of contextually-relevant booking links to Tripadvisor's travel partners' websites. Click-based advertising is generally priced on a cost-per-click ("CPC") basis, with payments from travel partners determined by the number of travelers who click on a link multiplied by the CPC rate for each specific click as determined in a dynamic, competitive auction process.

Tripadvisor also generates revenue from its cost-per-acquisition ("CPA") model, which consists of contextually-relevant booking links to its travel partner's websites which are advertised on its platform. Tripadvisor earns a commission from its travel partners, based on a pre-determined contractual commission rate, for each traveler who clicks to and books a hotel reservation on the travel partner's website, which results in a traveler stay. CPA revenue is billable only upon the completion of each traveler's stay resulting from a hotel reservation. The travel partners provide the service to the travelers and Tripadvisor acts as an agent under GAAP. Tripadvisor's performance obligation is complete at the time of the hotel reservation booking, and the commission earned is recognized upon booking, as Tripadvisor has no post-booking service obligations. Tripadvisor recognizes this revenue net of an estimate of the impact of cancellations, using historical cancellation rates and current trends. Contract assets are recognized at the time of booking for commissions that are billable upon the completion of a traveler's stay. CPA revenue is generally billed to Tripadvisor's travel partners two months after traveler stays are completed.

In addition, Tripadvisor offers business to business solutions to hotels, including subscription-based advertising to hotels, owners of B&Bs and other specialty lodging properties. Subscription-based advertising services are predominantly sold for a flat fee for a contracted period of time of one year or less and revenue is recognized on a straight-line basis over the period of the subscription service as efforts are expended evenly throughout the contract period.

To a lesser extent, Tripadvisor also offers travel partners the opportunity to advertise and promote their business through hotel sponsored placements on its platform. This service is generally priced on a CPC basis, with payments from travel partners determined by the number of travelers who click on the sponsored link multiplied by the CPC rate for each specific click. CPC rates for hotel sponsored placements that Tripadvisor's travel partners pay are generally based on bids submitted as part of an auction by its travel partners or a pre-determined contractual CPC rate. The travel partner agrees to pay Tripadvisor the CPC rate amount each time a traveler clicks on a link to the travel partner's website. Tripadvisor records this click-based advertising revenue as the click occurs and traveler leads are sent to the travel partner as its performance obligation is fulfilled at that time. Hotel sponsored placements revenue is generally billed to Tripadvisor's travel partners monthly, consistent with the timing of the service.

**Media and Advertising Revenue**. Tripadvisor offers travel partners the ability to promote their brands through display-based advertising ("media advertising") placements across Tripadvisor's platform. Tripadvisor display-based advertising clients are predominantly direct suppliers of hotels, airlines and cruises, as well as destination marketing organizations. Tripadvisor also sells display-based advertising to online travel agencies and other travel related businesses, as well as to advertisers from non-travel categories. Display-based advertising is sold predominantly on a cost per thousand impressions basis. The performance obligation in Tripadvisor's display-based advertising arrangements is to display a number of advertising impressions on its platform and recognize revenue for impressions as they are delivered. Services are generally billed monthly.

**Tripadvisor-Experiences and Dining Revenue**. Tripadvisor generates revenue from its experiences and restaurant offerings on Tripadvisor-branded websites and mobile apps. Tripadvisor receives intercompany (intersegment)

revenue consisting of affiliate marketing commissions earned primarily from experience bookings and, to a lesser extent, restaurant reservations bookings, on Tripadvisor-branded websites and mobile apps, fulfilled by Viator and TheFork, respectively, which are eliminated on a consolidated basis. The performance obligations, timing of customer payments for Tripadvisor's experiences and dining transactions, and methods of revenue recognition are consistent with the Viator and TheFork segments, as described below. In addition, Tripadvisor offers restaurant partners the opportunity to advertise and promote their business through restaurant media advertising placements on its platform. This service is generally priced on a CPC basis similar to the Tripadvisor-branded hotels revenue stream discussed above.

**Other**. Tripadvisor's alternative accommodation rentals offering provides information and services that allow travelers to research and book vacation and short-term rental properties. The alternative accommodation rentals offering primarily generates revenue by offering individual property owners and managers the ability to list their properties on Tripadvisor's platform, thereby connecting with travelers through a free-to-list, commission-based option. Tripadvisor earns commissions associated with rental transactions through its free-to-list model from both the traveler and the property owner or manager. Tripadvisor provides post-booking services to the travelers, property owners and managers until the time the rental commences, which is the time the performance obligation is completed.

In addition, Other also includes revenue generated from cruises, flights, and rental car offerings on Tripadvisor-branded websites and mobile apps and Tripadvisor's portfolio of brands, which primarily includes click-based advertising and display-based advertising revenue.

*Viator Segment*

Tripadvisor provides an online marketplace that allows travelers to research and book tours, activities and attractions in popular travel destinations across the globe through its Viator branded platform, which includes website, mobile web, and mobile app. Tripadvisor generates commissions for each booking transaction it facilitates through its online reservation system in exchange for certain activities, including the use of Tripadvisor's booking platform, post-booking 24/7 customer support until the time of the experience and payment processing activities as the merchant of record, which is the completion of the performance obligation. Tripadvisor collects payment from the customer prior to the experience occurring, which includes both its commission and the amount due to the operator. Tripadvisor records its commissions as deferred revenue on its consolidated balance sheet when payment is received, including amounts which are refundable subject to cancellation, until the experience occurs and revenue is recognized.

*TheFork Segment*

Tripadvisor provides information and services for consumers to research and book restaurants through its dedicated online restaurant reservations platform, TheFork. Tripadvisor primarily generates transaction fees (or per seated diner fees) that are paid by its restaurant customers for diners seated primarily from bookings through TheFork's online reservation system. The transaction fee is recognized as revenue after the reservation is fulfilled, or as diners are seated by Tripadvisor's restaurant customers. Tripadvisor invoices restaurants monthly for transaction fees.

**Practical Expedients and Exemptions**

Tripadvisor expenses costs to obtain a contract as incurred, such as sales incentives, when the amortization period would have been one year or less.

Tripadvisor does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which it recognizes revenue at the amount to which it has the right to invoice for services performed.

**Disaggregation of Revenue**

Tripadvisor disaggregates revenue from contracts with customers into major products and revenue sources. Tripadvisor has determined that disaggregating revenue into these categories achieves the disclosure objective under GAAP to depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. Revenue is recognized primarily at a point in time for all reported segments.

| | | Years ended December 31, | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| | amounts in millions | | |
| Brand Tripadvisor | | | |
| Tripadvisor-branded hotels. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 659 | 650 | 451 |
| Media and advertising . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 145 | 130 | 98 |
| Tripadvisor experiences and dining. . . . . . . . . . . . . . . . . . . . . . . | 176 | 134 | 70 |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 51 | 52 | 46 |
| Total Brand Tripadvisor . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,031 | 966 | 665 |
| Viator . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 737 | 493 | 184 |
| TheFork . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 154 | 126 | 85 |
| Intersegment eliminations. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (134) | (93) | (32) |
| Total Revenue . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 1,788 | 1,492 | 902 |

The following table provides information about the opening and closing balances of accounts receivable and contract assets from contracts with customers:

| | December 31, | |
| --- | --- | --- |
| | 2023 | 2022 |
| | amounts in millions | |
| Accounts receivable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 177 | 173 |
| Contract assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 15 | 32 |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 192 | 205 |

Accounts receivable are recognized when the right to consideration becomes unconditional. Contract assets are rights to consideration in exchange for services that Tripadvisor has transferred to a customer when that right is conditional on something other than the passage of time, such as commission payments that are contingent upon the completion of the service by the principal in the transaction. The difference between the opening and closing balances of Tripadvisor's contract assets primarily results from the timing difference between when Tripadvisor satisfies its performance obligations and the time when the principal completes the service in the transaction.

Contract liabilities generally include payments received in advance of performance under the contract, and are realized as revenue as the performance obligation to the customer is satisfied, which Tripadvisor presents as deferred revenue on its consolidated balance sheet. As of January 1, 2023 and 2022, Tripadvisor had $44 million and $36 million, respectively, recorded as deferred revenue on its consolidated balance sheet, of which $41 million and $34 million, respectively, was recognized into revenue and $3 million and $2 million, respectively, was refunded due to cancellations by travelers during the years ended December 31, 2023 and 2022.

There were no significant changes in deferred revenue during the years ended December 31, 2023 and 2022, related to business combinations, impairments, cumulative catch-ups or other material adjustments.

*Operating Expense*

Operating expenses consist primarily of certain technology and content expenses, including personnel and overhead expenses which include salaries, benefits and bonuses for salaried employees and contractors engaged in the design, development, testing content support and maintenance of Tripadvisor's platform. Operating expense also includes, to a lesser extent, costs of services which are expenses that are closely correlated or directly related to service revenue generated, including credit card and other booking transaction payment fees, data center costs, ad serving fees, and other revenue generating costs. Other costs include licensing, maintenance, computer supplies, telecom, content translation and localization and consulting costs.

*General and Administrative*

General and administrative expenses consist primarily of personnel and related overhead costs, including personnel engaged in leadership, finance, legal and human resource functions as well as professional service fees and other fees including audit, legal, tax and accounting, and other operating costs including bad debt expense and non-income taxes, such as sales, use and other non-income related taxes.

*Selling and Marketing*

Selling and marketing expenses primarily consist of direct costs, including traffic generation costs from paid online traffic acquisition costs (including search engine marketing ("SEM"), and other online traffic acquisition costs), syndication costs and affiliate marketing commissions, social media costs, brand advertising (including television and other offline advertising), promotions and public relations. In addition, our indirect sales and marketing expense consists of personnel and overhead expenses, including salaries, commissions, benefits, and bonuses for sales, sales support, customer support and marketing employees.

Tripadvisor incurs advertising expense consisting of online advertising expense, including SEM and other online channels, and offline advertising costs, including television costs and other offline channels, to promote its brands. Costs associated with communicating the advertisements are expensed in the period in which the advertisement takes place. Production costs associated with advertisements are expensed in the period in which the advertisement first takes place. Advertising expense was $706 million, $572 million and $282 million for the years ended December 31, 2023, 2022 and 2021, respectively.

*Stock-Based Compensation*

As more fully described in note 10, TripCo grants to its directors, employees and employees of its subsidiaries restricted stock ("RSUs") and options (collectively, "Awards") to purchase shares of TripCo common stock. TripCo measures the cost of employee services received in exchange for an equity classified Award (such as stock options and restricted stock) based on the grant-date fair value of the Award, and recognizes that cost over the period during which the employee is required to provide service (usually the vesting period of the Award). TripCo measures the cost of employee services received in exchange for a liability classified Award based on the current fair value of the Award, and remeasures the fair value of the Award at each reporting date. Certain outstanding awards that were previously granted by Qurate Retail were assumed by TripCo upon the completion of the TripCo Spin-Off. Additionally, Tripadvisor is a consolidated company and has issued stock-based compensation to its employees related to its common stock. The consolidated statements of operations include stock-based compensation related to TripCo Awards and Tripadvisor equity awards.

Included in the accompanying consolidated statements of operations are the following amounts of stock-based compensation for the years ended December 31, 2023, 2022 and 2021:

| | December 31, | | |
|---|---|---|---|
| | **2023** | **2022** | **2021** |
| | amounts in millions | | |
| Operating expense.......................................... | $ 41 | 37 | 47 |
| Selling, general and administrative ............................... | 58 | 56 | 78 |
| | $ 99 | 93 | 125 |

During the years ended December 31, 2023, 2022 and 2021, Tripadvisor capitalized $10 million, $10 million and $13 million, respectively, of stock-based compensation expense as website development costs.

*Income Taxes*

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying value amounts and income tax bases of assets and liabilities and the expected benefits of utilizing net operating loss and tax credit carryforwards. The deferred tax assets and liabilities are calculated using enacted income tax rates in effect for each taxing jurisdiction in which the Company operates for the year in which those temporary differences are expected to be recovered or settled. Net deferred tax assets are then reduced by a valuation allowance if the Company believes it more likely than not that such net deferred tax assets will not be realized. We consider all relevant factors when assessing the likelihood of future realization of our deferred tax assets, including our recent earnings experience by jurisdiction, expectations of future taxable income, and the carryforward periods available to us for tax reporting purposes, as well as assessing available tax planning strategies. The effect on deferred tax assets and liabilities of an enacted change in tax rates is recognized in income in the period that includes the enactment date. Due to inherent complexities arising from the nature of our businesses, future changes in income tax law, tax sharing agreements or variances between our actual and anticipated operating results, we make certain judgments and estimates. Therefore, actual income taxes could materially vary from these estimates.

When the tax law requires interest to be paid on an underpayment of income taxes, the Company recognizes interest expense from the first period the interest would begin accruing according to the relevant tax law. Such interest expense is included in income tax (expense) benefit in the accompanying consolidated statements of operations. Any accrual of penalties related to underpayment of income taxes on uncertain tax positions is included in income tax (expense) benefit in the accompanying consolidated statements of operations.

We recognize in our consolidated financial statements the impact of a tax position, if that position is more likely than not to be sustained upon an examination, based on the technical merits of the position.

*Deferred Merchant Payables*

In Tripadvisor's experiences offerings and free-to-list alternative accommodation rental offerings, Tripadvisor receives payment from travelers at the time of booking or prior to the experience or property rental date and records these amounts, net of Tripadvisor's commissions, on its consolidated balance sheet as deferred merchant payables. Tripadvisor pays experience operators and rental property owners, after the travelers' use. Therefore, it receives payment from the traveler prior to paying the experience operator or rental property owner and this operating cycle represents a working capital source or use of cash to Tripadvisor. Tripadvisor's deferred merchant payables balance was $237 million and $203 million for the years ended December 31, 2023 and 2022, respectively.

*Certain Risks and Concentrations*

Tripadvisor's business is subject to certain risks and concentrations, including a concentration related to dependence on relationships with its customers. For the years ended December 31, 2023, 2022 and 2021, Tripadvisor's two most significant travel partners, Expedia Group Inc., and its subsidiaries ("Expedia") and Booking Holdings Inc., and its subsidiaries, each of which accounted for 10% or more of Tripadvisor's consolidated revenue and combined accounted for approximately 25%, 31% and 34%, respectively, of its total revenue. Additionally, Tripadvisor's business is dependent on relationships with third-party service providers it relies on to fulfill service obligations to Tripadvisor's customers where Tripadvisor is the merchant of record, such as Tripadvisor's experience operators. However, no one operator's inventory resulted in more than 10% of Tripadvisor's revenue on a consolidated basis in any period presented. As of December 31, 2023 and 2022, Expedia accounted for approximately 10% and 19%, respectively, of Tripadvisor's consolidated accounts receivable, net.

*Contingent Liabilities*

Periodically, the Company reviews the status of all significant outstanding matters to assess any potential financial exposure. When (i) it is probable that an asset has been impaired or a liability has been incurred and (ii) the amount of the loss can be reasonably estimated and is material, we record the estimated loss in our consolidated statement of operations. The Company provides disclosure in the notes to the consolidated financial statements for loss contingencies that do not meet both these conditions if there is a reasonable possibility that a loss may have been incurred that would be material to the consolidated financial statements. Significant judgment is required to determine the probability that a liability has been incurred and whether such liability is reasonably estimable. Accruals are based on the best information available at the time which can be highly subjective. The final outcome of these matters could vary significantly from the amounts included in the accompanying consolidated financial statements.

*Comprehensive Income (Loss)*

Comprehensive income (loss) consists of net income (loss), cumulative foreign currency translation adjustments and comprehensive earnings (loss) attributable to debt credit risk adjustments.

*Earnings (Loss) per Common Share (EPS)*

Basic earnings (loss) per common share ("EPS") is computed by dividing net earnings (loss) available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of potential common shares as if they had been converted at the beginning of the periods presented. Excluded from EPS for the years ended December 31, 2023, 2022 and 2021 are 2 million, 3 million and 3 million potential common shares, respectively, because their inclusion would be antidilutive. Also excluded from EPS for the year ended December 31, 2021, because their inclusion would be antidilutive, were 3 million shares, that were contingently issuable at the Company's election pursuant to an exercise of the Put Option (defined and described in note 8), as calculated in accordance with the terms of the Certificate of Designations for the Series A Preferred Stock. On March 29, 2021, pursuant to the Repurchase Agreement (described and defined in note 8), the Put Option no longer exists. The contingently issuable shares pursuant to the Put Option were calculated for the period that the Put Option was outstanding.

| | Years ended December 31, | | |
|---|---|---|---|
| | **2023** | **2022** | **2021** |
| | | in millions | |
| Numerator | | | |
| Net earnings (loss) attributable to Liberty TripAdvisor Holdings, Inc. shareholders . . . | $ (285) | 30 | 179 |
| Less: Series A Preferred Stock carrying value adjustment and transaction costs . . . . . | — | — | 370 |
| Net earnings (loss) available to common shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . | $ (285) | 30 | (191) |
| Denominator | | | |
| Basic EPS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 76 | 76 | 75 |
| Potentially dilutive shares (a) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2 | 1 | 2 |
| Diluted EPS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 78 | 77 | 77 |

    (a)  Potentially dilutive shares are excluded from the computation of diluted EPS during periods in which losses are reported since the result would be antidilutive.

*Estimates*

       The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company considers (i) recoverability and recognition of goodwill, intangible and long-lived assets and (ii) accounting for income taxes to be its most significant estimates.

*New Accounting Pronouncements Not Yet Adopted*

       In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, *Improvements to Reportable Segment Disclosures*, which is intended to improve reportable segment disclosure requirements, primarily through additional disclosures about significant segment expenses. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments should be applied retrospectively to all prior periods presented in the financial statements. The Company is in the process of evaluating the disclosure requirements related to the new standard.

       In December 2023, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures*, which requires more detailed income tax disclosures. The guidance requires entities to disclose disaggregated information about their effective tax rate reconciliation as well as expanded information on income taxes paid by jurisdiction. The disclosure requirements will be applied on a prospective basis, with the option to apply them retrospectively. The effective date for the standard is for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is in the process of evaluating the impact of the new standard on the related disclosures.

**(3) Assets and Liabilities Measured at Fair Value**

       For assets and liabilities required to be reported at fair value, GAAP provides a hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs, other than quoted market prices included within Level 1, that are observable for the asset or liability,

either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. The Company does not have any material recurring assets or liabilities measured at fair value that would be considered Level 3.

The Company's assets and liabilities measured at fair value are as follows:

| Description | | Total | December 31, 2023 Quoted prices in active markets for identical assets (Level 1) | Significant other observable inputs (Level 2) | Total | December 31, 2022 Quoted prices in active markets for identical assets (Level 1) | Significant other observable inputs (Level 2) |
|---|---|---|---|---|---|---|---|
| | | | | amounts in millions | | | |
| Cash equivalents . . . . . . . . . . . . . . . . . . . | $ | 404 | 404 | — | 232 | 32 | 200 |
| Variable Prepaid Forward . . . . . . . . . . . | $ | 6 | — | 6 | 12 | — | 12 |
| TripCo Exchangeable Senior Debentures due 2051 . . . . . . . . . . . . . . . . | $ | 287 | — | 287 | 237 | — | 237 |
| Financial instrument liabilities . . . . . . . . | $ | 21 | — | 21 | 30 | — | 30 |

As of December 31, 2022, Tripadvisor had $200 million of term deposits with maturities of 90 days or less in major global financial institutions. There were no term deposits with maturities of 90 days or less in major global financial institutions as of December 31, 2023. Tripadvisor generally classifies cash equivalents and marketable securities, if any, within Level 1 and Level 2 as it values these financial instruments using quoted market prices (Level 1) or alternative pricing sources (Level 2). Fair values for Level 2 investments are considered Level 2 valuations because they are obtained from independent pricing sources for identical or comparable instruments, rather than direct observations of quoted prices in active markets.

The fair value of TripCo's 0.50% Exchangeable Senior Debentures due 2051 (the "Debentures") is based on quoted market prices but the Debentures are not considered to be traded on "active markets." Accordingly, they are reported in the foregoing table as Level 2 fair value.

In March 2020, a wholly owned subsidiary of the Company ("TripSPV"), entered into a variable prepaid forward contract ("VPF") with a financial institution with respect to 2.4 million shares of Tripadvisor ("TRIP") common stock held by the Company. Pursuant to an amendment to the VPF on August 10, 2022, the VPF has a forward floor price of $23.64 per share and a forward cap price of $29.24 per share. TripSPV received proceeds of approximately $9 million on August 11, 2022 (see note 6) in connection with the amendment. The VPF is included in other assets in the consolidated balance sheet.

As a result of the Repurchase Agreement, as described in note 8, TripCo determined the Series A Preferred Stock required liability treatment and needed to be bifurcated between a debt host and derivative (the "Preferred Stock Derivative"). The Preferred Stock Derivative was recorded at fair value upon the reclassification from temporary equity. Changes in the fair values of the VPF and Preferred Stock Derivative are recognized in realized and unrealized gains (losses) on financial instruments, net in the consolidated statements of operations.

The fair value of the VPF and Preferred Stock Derivative were derived from a Black-Scholes-Merton model using observable market data as the significant inputs.

*Other Financial Instruments*

Other financial instruments not measured at fair value on a recurring basis include trade receivables, trade payables, accrued and other current liabilities and long-term debt (excluding the Debentures). With the exception of debt, the carrying amount approximates fair value due to the short maturity of these instruments as reported on our consolidated balance sheets. See note 5 for a description of the fair value of the Company's fixed rate debt. See note 8 for a description of the fair value of the debt host component of the Company's Preferred Stock Derivative.

### *Realized and Unrealized Gains (Losses) on Financial Instruments*

Realized and unrealized gains (losses) on financial instruments are comprised of changes in the fair value of the following:

|  | Years ended December 31, | | |
|---|---|---|---|
|  | 2023 | 2022 | 2021 |
|  | amounts in millions | | |
| TripCo Exchangeable Senior Debentures due 2051 . . . . . . . . . . . | $ (36) | (5) | 50 |
| Variable Prepaid Forward . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (5) | 18 | 4 |
| Financial instruments liabilities . . . . . . . . . . . . . . . . . . . . . . . . . | 9 | 45 | 195 |
| Tripadvisor foreign currency forward contracts . . . . . . . . . . . . . | — | 4 | 2 |
|  | $ (32) | 62 | 251 |

The Company has elected to account for the Debentures using the fair value option. Changes in the fair value of the Debentures and financial instruments recognized in the consolidated statement of operations are primarily due to market factors primarily driven by changes in the fair value of the underlying shares of the financial instruments. During the year ended December 31, 2021, the fair value adjustment recognized in the consolidated statement of operations included approximately $5 million of debt issuance costs related to the Debentures. The Company isolates the portion of the unrealized gain (loss) attributable to the change in the instrument specific credit risk and recognizes such amount in other comprehensive earnings (loss). The change in the fair value of the Debentures attributable to changes in the instrument specific credit risk was a loss of $14 million, a gain of $36 million and a gain of $7 million for the years ended December 31, 2023, 2022, and 2021, respectively. The cumulative change was a gain of $29 million as of December 31, 2023.

## (4) Goodwill and Other Intangible Assets

*Goodwill and Indefinite Lived Intangible Assets*

Changes in the carrying amount of goodwill are as follows:

| | Hotels, Media & Platform | Experiences & Dining | Corporate and other | Brand Tripadvisor | Viator | TheFork | Total |
|---|---|---|---|---|---|---|---|
| | | | | amounts in millions | | | |
| Balance at December 31, 2021.... | $ 1,650 | 344 | 226 | — | — | — | 2,220 |
| Foreign currency translation adjustments ............... | — | (18) | (4) | — | (1) | 3 | (20) |
| Allocation to new segment (1) | (1,650) | (326) | (222) | 1,977 | 120 | 101 | — |
| Balance at December 31, 2022 .. | $ — | — | — | 1,977 | 119 | 104 | 2,200 |
| Foreign currency translation adjustments ............... | — | — | — | 2 | 1 | 4 | 7 |
| Impairments (2)........... | — | — | — | (820) | — | — | (820) |
| Balance at December 31, 2023.... | $ — | — | — | 1,159 | 120 | 108 | 1,387 |

(1)  As a result of the change in reportable segments in Q2 2022, goodwill was reallocated to the new reporting units.

(2)  See discussion regarding impairment of goodwill below.

As presented in the accompanying consolidated balance sheets, trademarks are the other significant indefinite lived intangible asset. See the disclosure below for information related to the 2023 impairment of the Company's trademarks. Other fluctuations in the trademark balance from the prior year were due to the change in foreign exchange rates.

*Intangible Assets Subject to Amortization*

Intangible assets subject to amortization are comprised of the following:

| | Weighted Average Remaining Useful Life in years | December 31, 2023 | | | December 31, 2022 | | |
|---|---|---|---|---|---|---|---|
| | | Gross carrying amount | Accumulated amortization | Net carrying amount | Gross carrying amount | Accumulated amortization | Net carrying amount |
| | | | | amounts in millions | | | |
| Customer relationships ... | 4 | $ 1,038 | (1,030) | 8 | 1,036 | (1,027) | 9 |
| Other.................. | 3 | 701 | (593) | 108 | 636 | (533) | 103 |
| Total .............. | | $ 1,739 | (1,623) | 116 | 1,672 | (1,560) | 112 |

Amortization expense was $63 million, $74 million and $122 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Intangible assets are generally amortized on a straight-line basis. The estimated future amortization expense for the next five years related to intangible assets with definite lives as of December 31, 2023 is as follows (amounts in millions):

| | | |
|---|---|---|
| 2024 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ | 27 |
| 2025 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ | 24 |
| 2026 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ | 22 |
| 2027 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ | 22 |
| 2028 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ | 21 |

*Impairments*

Following the change in reportable segments during the second quarter of 2022, the reporting units are as follows: (1) Brand Tripadvisor, (2) Viator, and (3) TheFork, for the purpose of goodwill impairment testing. As a result of this reporting unit change, we performed a qualitative goodwill impairment assessment of our legacy and current reporting units during the second quarter of 2022 and determined that it was more likely than not that the respective fair values of the legacy and current reporting units were greater than their respective carrying values.

Given a sustained decline in Tripadvisor's stock price leading up to September 30, 2023, TripCo performed a quantitative analysis of the Brand Tripadvisor reporting unit and Tripadvisor trademark as of September 30, 2023. Based on near-term business trends and their impact on long term assumptions, combined with macro-economic factors such as rising interest rates, we concluded that the estimated fair values of the Brand Tripadvisor reporting unit and the Tripadvisor trademark were less than their respective carrying values. As a result, TripCo recognized a goodwill impairment of $820 million and a trademark impairment of $205 million during the year ended December 31, 2023, related to the Brand Tripadvisor reporting unit. The fair value of the reporting unit was determined using a combination of market multiples (market approach) and discounted cash flow (income approach) calculations (Level 3). The fair value of the trademarks was determined using the relief from royalty method (Level 3).

Based on the quantitative assessment performed during the third quarter of 2023 and the resulting impairment losses recorded, the estimated fair values of the trademark and Brand Tripadvisor reporting unit approximate their respective carrying values as of December 31, 2023.

As of December 31, 2023, accumulated goodwill impairment losses for Tripadvisor totaled $2,391 million.

**(5) Debt**

Outstanding debt at December 31, 2023 and 2022 is summarized as follows:

| | | December 31, | | |
|---|---|---|---|---|
| | | 2023 | | 2022 |
| | | amounts in millions | | |
| TripCo Exchangeable Senior Debentures due 2051 .......... | $ | 287 | | 237 |
| TripCo variable prepaid forward......................... | | 53 | | 51 |
| Tripadvisor Credit Facility .............................. | | — | | — |
| Tripadvisor Senior Notes due 2025 ...................... | | 500 | | 500 |
| Tripadvisor Convertible Senior Notes due 2026 ............. | | 345 | | 345 |
| Deferred financing costs ................................ | | (5) | | (8) |
| Total consolidated TripCo debt......................... | $ | 1,180 | | 1,125 |
| Less debt classified as current........................... | | — | | — |
| Total long-term debt ................................. | $ | 1,180 | | 1,125 |

***TripCo Exchangeable Senior Debentures due 2051***

On March 25, 2021, TripCo issued $300 million aggregate original principal amount of its Debentures. Pursuant to the terms of the offering, on March 31, 2021, the initial purchasers notified the Company of their intention to exercise the option to purchase $30 million aggregate original principal amount of additional Debentures. The additional Debentures were issued on April 5, 2021. Upon an exchange of Debentures, TripCo, at its option, may deliver shares of TRIP common stock or the value thereof in cash or a combination of shares of TRIP common stock and cash. Initially, 14.3299 shares of TRIP common stock are attributable to each $1,000 original principal amount of Debentures, representing an initial exchange price of approximately $69.78 for each share of TRIP common stock. A total of approximately 4.7 million shares of TRIP common stock are attributable to the Debentures. Interest is payable quarterly on March 31, June 30, September 30 and December 31 of each year, commencing June 30, 2021. The Debentures may be redeemed by TripCo, in whole or in part, on or after March 27, 2025. Holders of Debentures also have the right to require TripCo to purchase their Debentures on March 27, 2025. The redemption and purchase price will generally equal 100% of the adjusted principal amount of the Debentures plus accrued and unpaid interest to the redemption date, plus any final period distribution. As of December 31, 2023, a holder of the Debentures does not have the ability to exchange and, accordingly, the Debentures are classified as long-term debt in the consolidated balance sheets.

TripCo used a portion of the net proceeds from the sale of the Debentures to fund the cash portion of the purchase price for the repurchase of a portion of the Series A Preferred Stock (see note 8 below).

***TripCo Variable Prepaid Forward***

The VPF amendment executed in August 2022, as described in note 3, was accounted for as a modification for the debt component of the VPF. Accordingly, the proceeds of $9 million TripCo received in connection with the amendment was reflected as an incremental borrowing for the debt component of the VPF. The VPF matures in November 2025. At maturity, the accreted loan amount due will be approximately $57 million. As of December 31, 2023, 2.4 million shares of TRIP, with a value of approximately $52 million, were pledged as collateral pursuant to the VPF contract.

*Tripadvisor Credit Facility*

Tripadvisor is party to a credit agreement with a group of lenders initially entered into in June 2015 and amended and restated in June 2023 (as amended, the "Credit Agreement"), which, among other things, provides for a $500 million secured revolving credit facility (the "Credit Facility"). As of December 31, 2023 and 2022, Tripadvisor had no outstanding borrowings from the Credit Facility. In addition, the Credit Facility includes $15 million of borrowing capacity available for letters of credit and $40 million for swing-line borrowings on same-day notice. As of December 31, 2023 and 2022, Tripadvisor had issued $4 million of undrawn standby letters of credit under the Credit Facility. For the years ended December 31, 2023, 2022 and 2021, Tripadvisor recorded commitment fees on its Credit Facility of $1 million, $1 million and $3 million, respectively, to interest expense on the consolidated statements of operations. The Credit Agreement, among other things, requires Tripadvisor to maintain a maximum total net leverage ratio and contains certain customary affirmative and negative covenants and events of default, including a change of control.

Tripadvisor amended the Credit Facility during 2020 to, among other things: suspend the leverage ratio covenant for quarterly testing of compliance beginning in the second quarter of 2020, replacing it with a minimum liquidity covenant through June 30, 2021 (requiring Tripadvisor to maintain $150 million of unrestricted cash, cash equivalents and short-term investments less deferred merchant payables plus available revolver capacity), until the earlier of (a) the first day after June 30, 2021 through maturity on which borrowings and other revolving credit utilizations under the revolving commitments exceed $200 million, and (b) the election of Tripadvisor, at which time the leverage ratio covenant will be reinstated (the "Leverage Covenant Holiday").

On May 8, 2023, Tripadvisor declared a "Covenant Changeover Date" (as defined in the Credit Agreement as in effect prior to the amendment and restatement), thereby declaring Tripadvisor out of the Leverage Covenant Holiday and no longer subject to certain of the restrictive covenants contained in the Credit Agreement. Following that, on June 29, 2023, Tripadvisor amended and restated the Credit Agreement (the "Restated Credit Agreement") to, among other things, (i) extend the maturity date of the Credit Facility from May 12, 2024 to June 29, 2028 (unless, on any date that is 91 days prior to the final scheduled maturity date in respect of any indebtedness outstanding under certain "specified debt," the aggregate outstanding principal amount of such specified debt is $200 million or more, then the maturity date will be such business day); (ii) maintain the aggregate amount of revolving commitments available at $500 million; (iii) increase the total net leverage ratio from 3.5 to 1.0 to 4.5 to 1.0; and (iv) replace the London Inter-bank Offered Rate interest rate benchmark with a secured overnight financing rate ("SOFR") interest rate benchmark.

Tripadvisor may borrow from the Credit Facility in U.S. dollars, Euros and Sterling. Borrowings under the Credit Facility generally bear interest, at the Company's option, at a rate per annum equal to either (i) the Adjusted Term SOFR rate for the interest period in effect for such borrowing in U.S.dollars, the EURIBO rate for the interest period in effect for such borrowings in Euro and the Daily Simple SONIA rate for the interest period in effect for such borrowings in Sterling; plus, in each case, an applicable margin ranging from 1.75% to 2.50% ("Term Benchmark/RFP Spread"), based on Tripadvisor's total net leverage ratio; or (ii) the Alternate Base Rate ("ABR"), which is the greatest of (a) the Prime Rate in effect on such day, (b) the New York Fed Bank Rate in effect on such day plus 1/2 of 1.00% per annum, and (c) the Adjusted Term SOFR for an interest period of one month as published two U.S. Government Securities Business Days prior to such day (or if such day is not a U.S. Government Securities Business Day, the immediately preceding U.S. Government Securities Business Day) plus 1.00% plus an applicable margin ranging from 0.75% to 1.50%, based on Tripadvisor's total net leverage ratio. In addition, Tripadvisor is required to pay a quarterly commitment fee, at an applicable rate ranging from 0.25% to 0.40%, on the daily unused portion of the Credit Facility for each fiscal quarter and in connection with the issuance of letters of credit. As of December 31, 2023, Tripadvisor's unused revolver capacity was subject to a commitment fee of 0.25%, given its total net leverage ratio.

In connection with the Restated Credit Agreement, Tripadvisor incurred lender fees and other debt financing costs of approximately $3 million. These costs were capitalized as deferred financing costs in other long-term assets on the consolidated balance sheet, while deferred financing costs incurred in previous amendments, which were immediately recognized to interest expense on the consolidated statements of operations, were not material. As of December 31, 2023 and 2022, Tripadvisor had $4 million and $2 million, respectively, remaining in deferred financing costs in connection with the Credit Facility. These costs will be amortized over the remaining term of the Credit Facility, using the effective interest rate method, and recorded to interest expense on the consolidated statements of operations.

There is no specific repayment date prior to the maturity date for any borrowings under the Credit Agreement. Tripadvisor may voluntarily repay any outstanding borrowing under the Credit Facility at any time without premium or penalty, other than customary breakage costs with respect to Term Benchmark loans. Additionally, Tripadvisor believes that the likelihood of the lender exercising any subjective acceleration rights, which would permit the lenders to accelerate repayment of any outstanding borrowings, is remote. As such, Tripadvisor intends to classify any future borrowings under this facility as long-term debt. The Credit Agreement contains a number of covenants that, among other things, restrict Tripadvisor's ability to incur additional indebtedness, create liens, enter into sale and leaseback transactions, engage in mergers or consolidations, sell or transfer assets, pay dividends and distributions, make investments, loans or advances, prepay certain subordinated indebtedness, make certain acquisitions, engage in certain transactions with affiliates, amend material agreements governing certain subordinated indebtedness, and change its fiscal year. In addition, to secure the obligations under the Credit Agreement, Tripadvisor and certain subsidiaries have granted security interests and liens in and on, substantially all of their assets, as well as pledged shares of certain of Tripadvisor's subsidiaries. If an event of default occurs, the lenders under the Credit Agreement will be entitled to take various actions, including the acceleration of all amounts due under the Credit Facility.

*Tripadvisor 2025 Senior Notes*

In 2020, Tripadvisor issued $500 million of outstanding aggregate principal amount of 7.0% senior notes due 2025 (the "2025 Senior Notes"). The 2025 Senior Notes are governed by an indenture, dated July 9, 2020 (the "2025 Indenture"), among Tripadvisor, the guarantors and the trustee. The 2025 Indenture provides, among other things, that interest will be payable on the 2025 Senior Notes semiannually on January 15 and July 15 of each year, and continues until their maturity date of July 15, 2025. The 2025 Senior Notes are senior unsecured obligations of Tripadvisor and are unconditionally guaranteed on a joint and several basis, by certain domestic subsidiaries.

Tripadvisor has the option to redeem all or a portion of the 2025 Senior Notes at any time on or after July 15, 2022 at the redemption prices set forth in the 2025 Indenture, plus accrued and unpaid interest, if any. Subject to certain limitations, in the event of a Change of Control Triggering Event (as defined in the 2025 Indenture), Tripadvisor will be required to make an offer to purchase the 2025 Senior Notes at a price equal to 101% of the aggregate principal amount of the 2025 Senior Notes repurchased, plus accrued and unpaid interest, if any, to the date of repurchase. These features have been evaluated as embedded derivatives under GAAP; however, Tripadvisor has concluded they do not meet the requirements to be accounted for separately.

As of both December 31, 2023 and 2022, unpaid interest on the 2025 Senior Notes was $16 million and was included in accrued liabilities and other current liabilities on the consolidated balance sheets, and $35 million was recorded as interest expense in the consolidated statements of operations for each of the years ended December 31, 2023, 2022 and 2021.

The 2025 Indenture contains covenants that, among other things and subject to certain exceptions and qualifications, restrict the ability of Tripadvisor and certain of its subsidiaries to incur or guarantee additional indebtedness or issue disqualified stock or certain preferred stock; pay dividends and make other distributions or repurchase stock; make

certain investments; create or incur liens; sell assets; create restrictions affecting the ability of restricted subsidiaries to make distributions, loans or advances or transfer assets to Tripadvisor or the restricted subsidiaries; enter into certain transactions with Tripadvisor's affiliates; designate restricted subsidiaries as unrestricted subsidiaries; and merge, consolidate or transfer or sell all or substantially all of Tripadvisor's assets.

*2026 Convertible Senior Notes*

In 2021, Tripadvisor issued $345 million in outstanding aggregate principal amount of 0.25% convertible senior notes due 2026 (the "2026 Convertible Senior Notes"). Tripadvisor also entered into an indenture, dated March 25, 2021 (the "2026 Indenture"), among Tripadvisor, the guarantors party thereto and the trustee. The terms of the 2026 Convertible Senior Notes are governed by the 2026 Indenture. The 2026 Convertible Senior Notes mature on April 1, 2026, unless earlier converted, redeemed or repurchased. The 2026 Convertible Senior Notes are senior unsecured obligations of Tripadvisor, and are unconditionally guaranteed on a joint and several basis, by certain of Tripadvisor's domestic subsidiaries, with interest payable semiannually in arrears on April 1 and October 1 of each year. As of December 31, 2023 and 2022, unpaid interest on the 2026 Convertible Senior Notes was not material.

The 2026 Convertible Senior Notes will be redeemable, in whole or in part, at Tripadvisor's option at any time, and from time to time, on or after April 1, 2024 and on or before the 30th scheduled trading day immediately before the maturity date, at a cash redemption price equal to the principal amount of the 2026 Convertible Senior Notes to be redeemed, plus accrued and unpaid interest, if any, but only if the last reported sale price per share of Tripadvisor's common stock exceeds 130% of the conversion price on (1) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date Tripadvisor sends the related redemption notice; and (2) the trading day immediately before the date Tripadvisor sends such notice. In addition, calling any such note for redemption will constitute a make-whole fundamental change with respect to that note, in which case the conversion rate applicable to the conversion of that note will be increased in certain circumstances if it is converted after it is called for redemption.

The 2026 Convertible Senior Notes are unconditionally guaranteed, on a joint and several basis, by the guarantors on a senior, unsecured basis. The 2026 Convertible Senior Notes are Tripadvisor's general senior unsecured obligations and rank equally in right of payment with all of its existing and future senior indebtedness, and senior in right of payment to all of its future subordinated indebtedness. The 2026 Convertible Senior Notes will be effectively subordinated to any of Tripadvisor's existing and future secured indebtedness, including borrowings under the Credit Facility, to the extent of the value of the assets securing such indebtedness.

Holders may convert their 2026 Convertible Senior Notes at any time prior to the close of business on the business day immediately preceding January 1, 2026 in multiples of $1,000 principal amount, only under the following conditions and circumstances:

- during any calendar quarter commencing after the calendar quarter ending on June 30, 2021 (and only during such calendar quarter), if the last reported sale price of TRIP common stock for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

- during the five business day period after any five consecutive trading day period (the "measurement period") in which the trading price per $1,000 principal amount of 2026 Convertible Senior Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of TRIP common stock and the conversion rate on each such trading day; or

- upon the occurrence of specified corporate events as described in the 2026 Indenture.

In addition, holders may convert their 2026 Convertible Senior Notes, in multiples of $1,000 principal amount, at their option at any time beginning on or after January 1, 2026, and prior to the close of business on the second scheduled trading day immediately preceding the stated maturity date of the 2026 Convertible Senior Notes, without regard to the foregoing circumstances.

The initial conversion rate for the 2026 Convertible Senior Notes is 13.5483 shares of TRIP common stock per $1,000 principal amount of 2026 Convertible Senior Notes, which is equivalent to an initial conversion price of approximately $73.81 per share of TRIP common stock, or approximately 4.7 million shares of TRIP common stock, subject to adjustment upon the occurrence of certain specified events as set forth in the 2026 Indenture. Upon conversion, Tripadvisor may choose to pay or deliver, as the case may be, cash, shares of TRIP common stock or a combination of cash and shares of TRIP common stock.

Tripadvisor accounts for the 2026 Convertible Senior Notes as a liability measured at its amortized cost, and no other features of the 2026 Convertible Senior Notes are bifurcated and recognized as a derivative. The proceeds from the issuance of the 2026 Convertible Senior Notes were approximately $340 million, net of debt issuance costs of $5 million comprised primarily of the initial purchasers' discount, and Tripadvisor used a portion of the proceeds from the 2026 Convertible Senior Notes to enter into capped call transactions (discussed below). Tripadvisor intends to use the remainder of the proceeds from this offering for general corporate purposes, which may include repayment of debt, including the partial redemption and/or purchase of its 2025 Senior Notes prior to maturity. The debt issuance costs are being amortized over the remaining term of the 2026 Convertible Senior Notes, using the effective interest rate method, and recorded to interest expense in the consolidated statements of operations. During the years ended December 31, 2023, 2022, and 2021 the effective interest rate on the 2026 Convertible Senior Notes, including debt issuance costs, was approximately 0.40%, 0.47%, and 0.53%, respectively, and $1 million was recorded as interest expense on the consolidated statements of operations for each of the years ended December 31, 2023, 2022 and 2021.

The 2026 Convertible Senior Notes are unsecured and do not contain any financial covenants, restrictions on dividends, incurrence of senior debt or other indebtedness, or restrictions on the issuance or repurchase of securities by the Company.

***Capped Call Transactions***

In connection with the issuance of the 2026 Convertible Senior Notes, Tripadvisor entered into privately negotiated capped call transactions (the "Capped Calls") with certain of the initial purchasers of the 2026 Convertible Senior Notes and/or their respective affiliates and/or other financial institutions (the "Option Counterparties") at a cost of approximately $35 million. The Capped Calls are separate transactions entered into by Tripadvisor with each of the Option Counterparties, and are not part of the terms of the 2026 Convertible Senior Notes and therefore will not affect any noteholder's rights under the 2026 Convertible Senior Notes. Noteholders will not have any rights with respect to the Capped Calls.

The Capped Calls cover, subject to anti-dilution adjustments, substantially similar to those applicable to the conversion rate of the 2026 Convertible Senior Notes, the number of shares of TRIP common stock initially underlying the 2026 Convertible Senior Notes, or up to approximately 4.7 million shares of TRIP common stock. The Capped Calls are expected generally to reduce potential dilution to the TRIP common stock upon any conversion of 2026 Convertible Senior Notes and/or offset any potential cash payments Tripadvisor is required to make in excess of the principal amount of such converted 2026 Convertible Senior Notes, as the case may be, with such reduction and/or offset subject to a cap. The strike price of the Capped Calls is $73.81 per share of TRIP common stock, while the cap price of the Capped Calls

will initially be $107.36 per share of TRIP common stock, which represents a premium of 100% over the close price of TRIP common stock of $53.68 per share on March 22, 2021 and is subject to certain customary adjustments under the terms of the Capped Calls.

The Capped Calls are considered indexed to Tripadvisor's own stock and are considered equity classified under GAAP and included as a reduction to additional paid-in-capital and noncontrolling interest in equity of subsidiaries within stockholders' equity as of both December 31, 2023 and 2022. The Capped Calls are not accounted for as derivatives and their fair value is not remeasured each reporting period. In addition, upon entering into the Capped Calls, Tripadvisor recorded an associated deferred tax asset of $9 million, as it made an income tax election allowable under Internal Revenue Service ("IRS") regulations in order to recover the cost of the Capped Calls as interest expense for income tax purposes only over the term of the 2026 Convertible Senior Notes.

*Fair Value*

The estimated fair values, based on recently reported market transactions and prices for identical or similar financial instruments obtained from a third-party pricing source (Level 2) of Tripadvisor's debt securities, not reported at fair value are as follows:

|  | December 31, | |
| --- | --- | --- |
|  | 2023 | 2022 |
|  | amounts in millions | |
| Tripadvisor Senior Notes due 2025 . . . . . . . . . . . . . . . . . . . . . . . . | $ 502 | 498 |
| Tripadvisor Convertible Senior Notes due 2026. . . . . . . . . . . . . . . | $ 304 | 281 |

TripCo believes that the carrying amount of the debt component of the VPF approximated fair value at December 31, 2023.

*Debt Covenants*

As of December 31, 2023, Tripadvisor was in compliance with its debt covenants.

**(6) Leases**

Tripadvisor's lease contracts contain both lease and non-lease components which Tripadvisor combines as a single component under its accounting policy by asset class, except for office space leases and certain other leases, such as colocation data center leases, which it accounts separately for the lease and non-lease components. Additionally, for certain equipment leases that have similar characteristics, Tripadvisor applies a portfolio approach to effectively account for operating lease right-of-use ("ROU") assets and lease liabilities.

*Operating Leases*

Tripadvisor leases office space in a number of countries around the world generally under non-cancelable lease agreements. Tripadvisor's office space leases, exclusive of its corporate headquarters, are operating leases. Operating lease ROU assets and liabilities are recognized at the lease commencement date, or the date the lessor makes the leased asset available for use, based on the present value of the lease payments over the lease term using Tripadvisor's estimated incremental borrowing rate.

Tripadvisor's office space operating leases expire at various dates with the latest maturity in October 2034. These leases generally include options to extend the lease term for up to approximately 5 years and/or terminate the leases within 1 year, which Tripadvisor includes in the lease terms if it is reasonably certain to exercise these options.

Tripadvisor also establishes assets and liabilities at the present value of estimated future costs to return certain of its leased facilities to their original condition to satisfy any asset retirement obligations. Such assets are depreciated over the lease period into operating expense, and the recorded liabilities are accreted to the future value of the estimated restoration costs and are included in other liabilities on the consolidated balance sheet. Tripadvisor's asset retirement obligations were not material as of both December 31, 2023 and 2022.

*Finance Lease*

Finance lease ROU assets and finance lease liabilities are recognized at the lease commencement date or the date the lessor makes the leased asset available for use. Finance lease ROU assets are generally amortized on a straight-line basis over the lease term, and the carrying amount of the finance lease liabilities are (1) accreted to reflect interest using the incremental borrowing rate if the rate implicit in the lease is not readily determinable, and (2) reduced to reflect lease payments made during the period. Amortization expense for finance lease ROU assets and interest accretion on finance lease liabilities are recorded to depreciation and interest expense, respectively, in the consolidated statements of operations.

Tripadvisor leases approximately 280,000 square feet of office space for its corporate headquarters in Needham, Massachusetts. This lease has an expiration date of December 2030, with an option to extend the lease term for two consecutive terms of five years each, and is accounted for as a finance lease.

The components of lease expense during the years ended December 31, 2023, 2022 and 2021 were as follows:

| | Years ended December 31, | | |
| --- | --- | --- | --- |
| | **2023** | **2022** | **2021** |
| | amounts in millions | | |
| Operating lease cost (1) ...................... | $ 17 | 19 | 21 |
| Finance lease cost: | | | |
|    Amortization of right-of-use assets (2)......... | $ 10 | 10 | 10 |
|    Interest on lease liabilities (3) ............... | 3 | 3 | 4 |
| Total finance lease cost ...................... | $ 13 | 13 | 14 |
| Sublease income on operating leases (1).......... | (5) | (9) | (5) |
| Total lease cost, net ......................... | $ 25 | 23 | 30 |

(1) Operating lease costs, net of sublease income, are included in operating expense, including stock-based compensation in the consolidated statements of operations.

(2) Amount is included in depreciation expense in the consolidated statements of operations.

(3) Amount is included in interest expense in the consolidated statements of operations.

Supplemental balance sheet information related to leases is as follows:

| | December 31, | |
| --- | --- | --- |
| | **2023** | **2022** |
| | amounts in millions | |
| Operating leases: | | |
| Operating lease right-of-use assets (1)...................... | $ 15 | 27 |
| | | |
| Current operating lease liabilities (2)...................... | $ 10 | 14 |
| Operating lease liabilities (3) ............................ | 6 | 15 |
|    Total operating lease liabilities ........................ | $ 16 | 29 |
| | | |
| Finance Lease: | | |
| Finance lease right-of-use assets (4) ...................... | $ 67 | 76 |
| | | |
| Current finance lease liabilities (2) ...................... | $ 6 | 6 |
| Finance lease liabilities (3).............................. | 51 | 58 |
|    Total finance lease liabilities ......................... | $ 57 | 64 |

(1) Included in other assets, at cost, net of accumulated amortization in the consolidated balance sheets.

(2) Included in accrued liabilities and other current liabilities in the consolidated balance sheets.

(3) Included in other liabilities in the consolidated balance sheets.

(4) Included in property and equipment, net in the consolidated balance sheets.

Additional information related to leases is as follows for the periods presented:

| | | Years ended December 31, | |
| --- | --- | --- | --- |
| | **2023** | **2022** | **2021** |
| | | amounts in millions | |
| Cash paid for amounts included in the measurement of lease liabilities: | | | |
| Operating cash outflows from operating leases ................. | $ 17 | 22 | 25 |
| Operating cash outflows from finance lease .................... | $ 4 | 3 | 3 |
| Financing cash outflows from finance lease..................... | $ 8 | 6 | 6 |
| Right-of-use assets obtained in exchange for lease liabilities: | | | |
| Operating leases ......................................... | $ 4 | 2 | 6 |

| | December 31, | |
| --- | --- | --- |
| | **2023** | **2022** |
| Weighted-average remaining lease term | | |
| Operating leases ..................................... | 2.0 years | 2.5 years |
| Finance lease........................................ | 7.0 years | 8.0 years |
| Weighted-average discount rate | | |
| Operating leases ..................................... | 4.1% | 3.7% |
| Finance lease........................................ | 4.5% | 4.5% |

Future lease payments under non-cancellable leases as of December 31, 2023 are as follows:

| | **Operating Leases** | **Finance Leases** |
| --- | --- | --- |
| | amounts in millions | |
| 2024 ............................................... | $ 10 | 9 |
| 2025 ............................................... | 3 | 9 |
| 2026 ............................................... | 2 | 9 |
| 2027 ............................................... | 1 | 10 |
| 2028 ............................................... | — | 10 |
| Thereafter.......................................... | — | 19 |
| Total future lease payments .......................... | $ 16 | 66 |
| Less: imputed interest .............................. | — | (9) |
| Total.............................................. | $ 16 | 57 |

As of December 31, 2023, we did not have any additional operating or finance leases that have not yet commenced but that create significant rights and obligations.

### (7) Income Taxes

Income tax benefit (expense) consists of:

| | | Years ended December 31, | | |
|---|---|---|---|---|
| | | **2023** | **2022** | **2021** |
| | | amounts in millions | | |
| Current: | | | | |
| Federal | | $ (94) | (38) | (6) |
| State and local | | (25) | (3) | 2 |
| Foreign | | (21) | (26) | (2) |
| | | $ (140) | (67) | (6) |
| Deferred: | | | | |
| Federal | | $ 40 | 20 | 23 |
| State and local | | 22 | (1) | 7 |
| Foreign | | 25 | 1 | 19 |
| | | 87 | 20 | 49 |
| Income tax benefit (expense) | | $ (53) | (47) | 43 |

The following table presents a summary of our domestic and foreign earnings (losses) from continuing operations before income taxes:

| | | Years ended December 31, | | |
|---|---|---|---|---|
| | | **2023** | **2022** | **2021** |
| | | amounts in millions | | |
| Domestic | | $ (973) | 63 | 75 |
| Foreign | | 6 | 30 | (80) |
| Total | | $ (967) | 93 | (5) |

Income tax benefit (expense) differs from the amounts computed by applying the U.S. federal income tax rate of 21% as a result of the following:

| | | Years ended December 31, | | |
|---|---|---|---|---|
| | | **2023** | **2022** | **2021** |
| | | amounts in millions | | |
| Computed expected tax benefits (expense) | | $ 203 | (20) | 1 |
| State and local taxes, net of federal income taxes | | (1) | (6) | 4 |
| Foreign taxes, net of foreign tax credits | | 14 | 3 | 7 |
| Basis difference in consolidated subsidiary | | — | — | 14 |
| Change in valuation allowance | | (4) | (3) | (18) |
| Change in unrecognized tax benefits | | (52) | (17) | (6) |
| Impairment of nondeductible goodwill | | (172) | — | — |
| Tripadvisor IRS settlement | | (31) | — | — |
| Preferred Stock Derivative | | 2 | 9 | 41 |
| Stock-based compensation | | (28) | (12) | 2 |
| Change in tax rate | | 16 | — | — |
| Other | | — | (1) | (2) |
| Income tax (expense) benefit | | $ (53) | (47) | 43 |

During 2023, the Company recognized tax expense instead of a benefit at the expected federal tax rate of 21% primarily due to goodwill impairments that are not deductible for tax purposes and changes in unrecognized tax benefits.

During 2022, the Company recognized tax expense greater than the expected federal tax rate of 21% primarily due to changes in unrecognized tax benefits and the recognition of excess tax benefits and shortfalls to stock based compensation.

During 2021, the Company recognized a tax benefit related to unrealized gains attributable to the Company's own stock which is not recognized for tax purposes and the recognition of deferred tax assets for basis differences in the stock of a consolidated subsidiary, partially offset by tax expense related to an increase in the valuation allowance against certain deferred tax assets.

The CARES Act allowed Tripadvisor to carryback Tripadvisor's U.S. federal NOLs incurred in 2020, generating an expected U.S. federal tax benefit of $76 million, of which $64 million was refunded during the year ended December 31, 2022 ($15 million of this refund was recorded in other liabilities on the consolidated balance sheet as of December 31, 2023, reflecting future transition tax payments to be made by Tripadvisor related to the 2017 Tax Act). The remaining refund of $12 million is included in accrued liabilities and other current liabilities on our consolidated balance sheet as of December 31, 2023 and 2022, and is expected to be received during the year ended December 31, 2024.

In addition, during the years ended December 31, 2022 and 2021, Tripadvisor recognized government grants and other assistance benefits of $12 million and $9 million, respectively. No material amount was recognized for the year ended December 31, 2023 related to government grants or other assistance benefits. These amounts are not income tax related and were recorded as a reduction of personnel and overhead costs within operating expenses in the consolidated statements of operations. Tripadvisor does not expect any additional future benefits of this nature.

The tax effects of temporary differences and tax attributes that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below:

| | December 31, | |
| --- | --- | --- |
| | 2023 | 2022 |
| | amounts in millions | |
| Deferred tax assets: | | |
| Tax loss and credit carryforwards | $ 182 | 179 |
| Stock-based compensation | 15 | 36 |
| Lease financing obligation | 13 | 18 |
| Capitalized research expense | 52 | 39 |
| Other | 23 | 21 |
| Total deferred tax assets | 285 | 293 |
| Less: valuation allowance | (127) | (123) |
| Net deferred tax assets | 158 | 170 |
| Deferred tax liabilities: | | |
| Debt | (24) | (31) |
| Intangible assets | (149) | (218) |
| Investments | (1) | (3) |
| Other | (6) | (10) |
| Total deferred tax liabilities | (180) | (262) |
| Net deferred tax liability | $ (22) | (92) |

As of December 31, 2023, we had a valuation allowance of approximately $127 million related to certain federal and state NOL carryforwards, interest expense carryforwards and other foreign deferred tax assets for which it is more likely than not, the tax benefit will not be realized. This amount represents an increase of $4 million, as compared to the balance as of December 31, 2022.

Due to the one-time transition tax on the deemed repatriation of undistributed foreign subsidiary earnings and profits in 2017, as a result of the 2017 Tax Act, the majority of previously unremitted earnings have been subjected to U.S. federal income tax. To the extent future distributions from these subsidiaries will be taxable, a deferred tax liability has been accrued which was not material as of December 31, 2023. As of December 31, 2023, $483 million of Tripadvisor's cumulative undistributed foreign earnings were no longer considered to be indefinitely reinvested.

At December 31, 2023, the Company has a deferred tax asset of $182 million for federal, state, and foreign NOLs, interest expense carryforwards and tax credit carryforwards.  Of this amount, $138 million is recorded at Tripadvisor. If not utilized to reduce income tax liabilities at Tripadvisor in future periods, $19 million of these loss carryforwards and tax credits will begin to expire at various times beginning with 2024. The remaining $119 million of NOLs, interest expense carryforwards and tax credits recorded at Tripadvisor may be carried forward indefinitely. The remaining deferred tax asset of $44 million relates to federal and state NOL carryforwards and interest expense carryforwards recorded at TripCo. If not utilized to reduce income tax liabilities at TripCo in future periods, $17 million of these NOL carryforwards will expire at various times between 2024 and 2037. The remaining $27 million of NOLs and interest expense carryforwards may be carried forward indefinitely. A portion of TripCo's net operating loss carryforwards are subject to certain limitations and may not be currently utilized. These carryforwards recorded at Tripadvisor and TripCo are expected to be utilized prior to expiration, except for $127 million of NOLs, interest expense carryforwards, and tax credit carryforwards, which based on current projections may expire unused.

A reconciliation of unrecognized tax benefits is as follows:

|  | Years ended December 31, | | |
|---|---|---|---|
|  | **2023** | **2022** | **2021** |
|  | amounts in millions | | |
| Balance at beginning of year | $ 157 | 144 | 144 |
| Additions based on tax positions related to the current year | 8 | 5 | 5 |
| Additions for tax positions of prior years | 17 | 29 | 1 |
| Reductions for lapse of statute of limitations | — | (20) | — |
| Reductions for tax positions of prior years | (6) | (1) | — |
| Settlements with tax authorities | (40) | — | (6) |
| Balance at end of year | $ 136 | 157 | 144 |

As of December 31, 2023, the Company had recorded $153 million of unrecognized tax benefits, inclusive of interest, which are primarily included in other liabilities on the consolidated balance sheets. If the unrecognized tax benefits were to be recognized for financial statement purposes, approximately $114 million would be reflected in the Company's tax expense and affect its effective tax rate. The Company's estimate of its unrecognized tax benefits related to uncertain tax positions requires a high degree of judgment.

As of December 31, 2023, the Company had accrued gross interest related to uncertain tax positions of approximately $50 million, $45 million of which was recorded as unrecognized tax benefits within other liabilities and $5

million of which was recorded to income taxes receivable within other assets on the consolidated balance sheets. As of December 31, 2022, the Company had accrued gross interest related to uncertain tax positions of $47 million, which was recorded in other liabilities on the consolidated balance sheets.

As of December 31, 2023, TripCo's tax years prior to 2020 are closed for federal income tax purposes. TripCo's 2020, 2021, 2022, and 2023 tax years are not under IRS examination. Because TripCo's ownership of Tripadvisor is less than the required 80%, Tripadvisor does not consolidate with TripCo for federal income tax purposes.

On December 20, 2011, Expedia completed a spin-off of Tripadvisor into a separate publicly traded Delaware corporation (the "Spin-Off"). For purposes of governing certain of the ongoing relationships between Tripadvisor and Expedia at and after the Spin-Off, and to provide for an orderly transition, Tripadvisor and Expedia entered into various agreements at the time of the Spin-Off, which Tripadvisor has satisfied its obligations. However, Tripadvisor continues to be subject to certain post Spin-Off obligations under the Tax Sharing Agreement. Under the Tax Sharing Agreement between Tripadvisor and Expedia, Tripadvisor is generally required to indemnify Expedia for any taxes resulting from the Spin-Off (and any related interest, penalties, legal and professional fees, and all costs and damages associated with related stockholder litigation or controversies) to the extent such amounts resulted from (i) any act or failure to act by Tripadvisor described in the covenants in the tax sharing agreement, (ii) any acquisition of Tripadvisor equity securities or assets or those of a member of the Tripadvisor group, or (iii) any failure of the representations with respect to Tripadvisor or any member of its group to be true or any breach by Tripadvisor or any member of the Tripadvisor group of any covenant, in each case, which is contained in the separation documents or in the documents relating to the IRS private letter ruling and/or the opinion of counsel.

Tripadvisor is currently under examination by the IRS for the 2014 through 2016 and 2018 tax years and has various ongoing audits for foreign and state income tax returns. These audits include questions regarding review of the timing and amount of income and deductions and the allocation of income among various tax jurisdictions. These examinations may lead to proposed or ordinary course adjustments to Tripadvisor's taxes. Tripadvisor is no longer subject to tax examinations by tax authorities for years prior to 2014. As of December 31, 2023, no material assessments have resulted, except as noted below regarding Tripadvisor's 2009, 2010, and 2011 IRS audit with Expedia, its 2014 through 2016 standalone IRS audit, and its 2012 through 2016 HM Revenue & Customs ("HMRC") audit.

As disclosed in previous filings, including in the Annual Report for the year ended December 31, 2022, Tripadvisor received Notices of Proposed Adjustments ("NOPA") in January 2017 and April 2019 from the IRS with respect to income tax returns filed by Expedia when Tripadvisor was part of Expedia Group's consolidated income tax return for the 2009, 2010, and 2011 tax years. The assessment was related to certain transfer pricing arrangements with foreign subsidiaries, for which Tripadvisor had requested competent authority assistance under the Mutual Agreement Procedure ("MAP") for the 2009 through 2011 tax years. In January 2023, Tripadvisor received a final notice from the IRS regarding a MAP settlement for the 2009 through 2011 tax years, which it accepted in February 2023. In the first quarter of 2023, Tripadvisor recorded additional income tax expense as a discrete item, inclusive of interest, of $31 million specifically related to this settlement. During the first quarter of 2023, Tripadvisor reviewed the impact of the acceptance of this settlement position against its existing transfer pricing income tax reserves for the subsequent tax years, which resulted in incremental income tax expense, inclusive of estimated interest, of $24 million. The total impact of these adjustments resulted in an incremental income tax expense of $55 million, which was recognized during the three months ended March 31, 2023. During the three months ended June 30, 2023, Tripadvisor made a U.S. federal tax payment of $113 million, inclusive of interest, to Expedia related to this IRS audit settlement, pursuant to the Tax Sharing Agreement with Expedia. During the three months ended September 30, 2023, Tripadvisor received the expected competent authority refund of $49 million, inclusive of interest income. Tripadvisor anticipates the federal tax benefits, net of remaining state tax payments due, associated with this IRS audit settlement will be substantially settled during 2024, resulting in an estimated net cash inflow of $5 million to $10 million.

Separately, during August 2020, Tripadvisor received a NOPA from the IRS for the 2014, 2015, and 2016 tax years. These proposed adjustments pertain to certain transfer pricing arrangements with Tripadvisor's foreign subsidiaries. Tripadvisor disagrees with the proposed adjustments, and intends to defend its position through applicable administrative and, if necessary, judicial remedies. In addition to the risk of additional tax for the years discussed above, if the IRS were to seek transfer pricing adjustments of a similar nature for transactions in subsequent years, Tripadvisor may be subject to significant additional tax liabilities. Tripadvisor has previously requested competent authority assistance under MAP for the tax years 2014 through 2016. Tripadvisor reviewed its transfer pricing reserves as of December 31, 2023 and, based on the facts and circumstances that existed as of the reporting date, consider them to be the Company's best estimate as of December 31, 2023. In January 2024, Tripadvisor received notification of a MAP resolution agreement for the 2014 through 2016 tax years, which Tripadvisor accepted in February 2024. Tripadvisor anticipates this will result in an increase to Tripadvisor's worldwide income tax expense in an estimated range of $30 million to $60 million in the first quarter of 2024 and will result in an estimated net operating cash outflow of $80 million to $130 million during 2024. These estimated ranges take into consideration competent authority relief, existing income tax reserves, transition tax regulations and estimated interest expense. This MAP resolution supersedes the NOPA previously received for 2014 through 2016 from the IRS, described above. Tripadvisor will review the impact of this resolution in relation to its transfer pricing income tax reserves for the subsequent open tax years during the first quarter of 2024. Based on this new information received subsequent to December 31, 2023, adjustments for open tax years subsequent to 2016 may also occur, which could be material.

As of December 31, 2022, Tripadvisor had recorded $204 million of unrecognized tax benefits, inclusive of interest, classified as other long-term liabilities on the consolidated balance sheet. As a result of Tripadvisor's acceptance of MAP with the IRS for the tax years 2009 through 2011, and its impact on other ongoing IRS audits, as described above, during the first quarter of 2023, Tripadvisor reduced this unrecognized tax benefits liability by $59 million, reclassifying this balance to accrued liabilites and other current liabilities on the consolidated balance sheet, which was subsequently paid during 2023. Tripadvisor also reduced long-term income taxes receivable by $45 million, representing its estimate of competent authority relief, or payment due from a foreign jurisdiction, which was received during the third quarter of 2023, as noted above, and previously recorded to other long-term assets on the consolidated balance sheet as of December 31, 2022.

In January 2021, Tripadvisor received from HMRC an issue closure notice relating to adjustments for 2012 through 2016 tax years. These proposed adjustments are related to certain transfer pricing arrangements with Tripadvisor's foreign subsidiaries and would result in an increase to its worldwide income tax expense in an estimated range of $25 million to $35 million, exclusive of interest expense, at the close of the audit if HMRC prevails. Tripadvisor disagrees with the proposed adjustments and intends to defend its position through applicable administrative and, if necessary, judicial remedies. Tripadvisor's policy is to review and update tax reserves as facts and circumstances change.

**(8) Redeemable Preferred Stock**

On March 15, 2020, TripCo and Gregory B. Maffei entered into an investment agreement (the "Investment Agreement") with Certares Holdings LLC, Certares Holdings (Blockable) LLC and Certares Holdings (Optional) LLC with respect to an investment in TripCo's Series A Preferred Stock, which was later assigned to Certares LTRIP LLC ("Certares" or the "Purchaser"). Pursuant to the assigned Investment Agreement, on March 26, 2020, TripCo issued 325,000 shares of Series A Preferred Stock to Certares for a purchase price of $1,000 per share.

On March 22, 2021, TripCo and Certares entered into a stock repurchase agreement (the "Repurchase Agreement"). Pursuant to the Repurchase Agreement, on March 29, 2021, TripCo repurchased 126,921 shares of Series A Preferred Stock, and on April 6, 2021, TripCo repurchased an additional 10,665 shares of Series A Preferred Stock from Certares. The aggregate consideration for the Series A Preferred Stock consisted of a combination of (i) approximately

$281 million in cash from a portion of the net proceeds of the Debentures (as discussed in note 5), $252 million of which was paid on March 29, 2021 and $29 million of which was paid on April 6, 2021, and (ii) approximately $92 million aggregate value of TRIP common stock, owned by TripCo, consisting of 1,713,859 shares (a non-cash transaction). The price per share of Series A Preferred Stock was determined by multiplying (a) $1,000 by (b) an accretion factor with respect to the TRIP common stock (determined based on the Accretion Factor formula set forth in the Certificate of Designations of the Series A Preferred Stock (the "Certificate of Designations") as modified to use the closing price of a share of TRIP common stock on the date of the pricing of the Debentures instead of using the Reference Stock VWAP (as defined in the Certificate of Designations)). Following both closings under the Repurchase Agreement, TripCo repurchased a total of 137,586 shares of Series A Preferred Stock from Certares, representing 42% of the Series A Preferred Stock originally held by Certares, for an aggregate value of approximately $373 million.

There were 187,414 shares of Series A Preferred Stock authorized, issued and outstanding at December 31, 2023 and December 31, 2022.

*Priority*

The Series A Preferred Stock ranks senior to the shares of TripCo common stock, with respect to dividend rights, rights of redemption and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of TripCo. The Series A Preferred Stock has a liquidation value equal to the sum of (i) $1,000, plus (ii) all unpaid dividends (whether or not declared) accrued with respect to such share.

*Voting and Convertibility*

Holders of Series A Preferred Stock are not entitled to any voting powers, except as otherwise specified in the Certificate of Designations or as required by Delaware law. Shares of Series A Preferred Stock are not convertible into TripCo common stock.

*Dividends*

Dividends on each share of Series A Preferred Stock accrue on a daily basis at a rate of 8.00% of the liquidation value and are payable annually, commencing after March 26, 2020. Dividends on each share of Series A Preferred Stock may be paid, at TripCo's election, in cash, shares of the Company's Series A common stock ("LTRPA"), or, at the election of the Purchaser, shares of the Company's Series C common stock ("LTRPK"), provided, in each case, such shares are listed on a national securities exchange and are actively traded (such LTRPK shares, together with the LTRPA shares, the "Eligible Common Stock"), or a combination of cash and Eligible Common Stock. If a dividend is not declared and paid on the dividend payment date, the dividend amount will be added to the then-applicable liquidation price of the Series A Preferred Stock.

*Redemption*

The Company is required to redeem for cash shares of Series A Preferred Stock on the earlier of (i) the first business day after the fifth anniversary of March 26, 2020, or (ii) subject to certain exceptions, a change in control of TripCo. The "Redemption Price" in a mandatory redemption will equal the greater of (i) the sum of the liquidation value on the redemption date, plus all unpaid dividends accrued since the last dividend date, and (ii) the product of the (x) initial liquidation value, multiplied by (y) an accretion factor (determined based on a formula set forth in the Certificate of Designations for the Series A Preferred Stock) with respect to the TRIP common stock, less (z) the aggregate amount of all dividends paid in cash or shares of Eligible Common Stock from March 26, 2020 through the applicable redemption date.

*Put Right*

Following March 26, 2021, during certain periods, the Purchaser had the right to cause TripCo to redeem all of the outstanding shares of Series A Preferred Stock at the Redemption Price for, at the election of TripCo, cash, shares of Eligible Common Stock, shares of TRIP common stock or any combination of the foregoing, subject to certain limitations (the "Put Option"). The Company evaluated the Put Option as an embedded derivative and determined it was not required to be bifurcated. As a result of the Repurchase Agreement, Certares has permanently waived the Put Option.

*TripCo Call Right*

Pursuant to the Repurchase Agreement, beginning March 27, 2024, TripCo has the option, from time to time, to call and repurchase any and all of the outstanding shares of the Series A Preferred Stock at the optional repurchase price (the "Call Right"), which is the greater of (x) the sum of the liquidation value of a share of Series A Preferred Stock as of the optional repurchase date plus all unpaid dividends accrued on such share from the most recent dividend payment date through such optional repurchase date and (y) (i) the initial liquidation value of such share of Series A Preferred Stock as of the original issue date multiplied by an accretion factor with respect to the TRIP common stock (determined based on the Accretion Factor formula set forth in the Certificate of Designations as modified such that the Reference Stock VWAP is determined as of the date that is two business days prior to the date of TripCo's notice of repurchase) minus (ii) all dividends paid in cash or shares of Eligible Common Stock on such share through the optional repurchase date.

*Restriction on transfer of Series A Preferred Stock*

Subject to exceptions contained in the Investment Agreement and the Repurchase Agreement, the shares of Series A Preferred Stock generally are non-transferable; provided that TripCo has agreed not to unreasonably withhold its consent to certain transfers of up to 49% of the remaining Series A Preferred Shares outstanding following the repurchases from Certares under the Repurchase Agreement (so long as there are no more than six holders of the Series A Preferred Stock at any one time). Any transferee of shares of Series A Preferred Stock must agree to the permanent waiver of the Put Option, to the permanent waiver of the right to appoint the Series A Preferred Threshold Director (as such term is defined in the Certificate of Designations and described in the Repurchase Agreement) and to the Call Right.

*Recognition*

Prior to the partial redemption, as the Series A Preferred Stock was redeemable and the redemption triggers were outside of TripCo's control, the Company was required to classify the shares outside of permanent equity. The Company calculated the carrying value of the Series A Preferred Stock pursuant to the Redemption Price calculation, and any changes in the carrying value of the Series A Preferred Stock were recorded directly to retained earnings. Immediately prior to the partial redemption, the Company recognized a $410 million decrease to retained earnings related to the value of the Series A Preferred Stock. As a result of the Repurchase Agreement, the Series A Preferred Stock may no longer be settled in shares of TripCo or TRIP common stock and the Purchaser no longer has the ability to participate on the TripCo board of directors (the "Board of Directors") purely through ownership of Series A Preferred Stock. Following an evaluation of the accounting impact of these changes, we concluded the Series A Preferred Stock is a debt host with an equity-indexed derivative that is required to be bifurcated. Accordingly, the Series A Preferred Stock was required to be measured at fair value, through retained earnings, in connection with the reclassification from temporary equity to a liability. The fair value of the Series A Preferred Stock was estimated to be $40 million lower than its redemption value and such amount was recorded as an increase to retained earnings during the year ended December 31, 2021. The debt host component is included in the preferred stock liability on the consolidated balance sheet and will be accreted through interest expense to the amount to be paid upon settlement. As of December 31, 2023, the estimated fair value of the debt host component was

$238 million, based on the present value of the liquidation price on the redemption date (Level 2). The Preferred Stock Derivative is included in financial instrument liabilities at fair value in the consolidated balance sheet.

## (9) Stockholders' Equity

### Preferred Stock

TripCo's preferred stock is issuable, from time to time, with such powers, designations, preferences and relative, participating, optional or other rights and qualifications, limitations or restrictions therefor, as shall be stated and expressed in a resolution or resolutions providing for the issue of such preferred stock adopted by TripCo's Board of Directors. See note 8 for a description of TripCo's Series A Preferred Stock.

### Common Stock

LTRPA entitles the holders to one vote per share, Series B common stock ("LTRPB") entitles the holders to ten votes per share and LTRPK, except as otherwise required by applicable law, entitles the holder to no voting rights. All series of TripCo common stock participate on an equal basis with respect to dividends and distributions.

### Subsidiary Purchases of Common Stock

On November 1, 2019, Tripadvisor's board of directors authorized the repurchase of an additional $100 million in shares of its common stock under an existing share repurchase program, which increased the amount available to Tripadvisor under this share repurchase program to $250 million. As of December 31, 2022, Tripadvisor had $75 million remaining under this existing share repurchase program to repurchase shares of its common stock. During the three months ended June 30, 2023, Tripadvisor repurchased 4,724,729 shares of its outstanding common stock at an average share price of $15.85 per share, exclusive of fees and commissions, or $75 million in the aggregate, which completed Tripadvisor's existing share repurchase program. There were no repurchases during 2022 and 2021.

On September 7, 2023, Tripadvisor's board of directors authorized the repurchase of $250 million in shares of its common stock under a new share repurchase program. This new share repurchase program, which has a term of two years, does not obligate Tripadvisor to acquire any particular number of shares and may be modified, suspended or discontinued at any time. During 2023, following the authorization, Tripadvisor repurchased 1,324,524 shares of their outstanding common stock at an average price of $18.85 per share, exclusive of fees, commissions, and excise taxes, or $25 million, under this share repurchase program. As of December 31, 2023, Tripadvisor had $225 million remaining available to repurchase shares of their common stock under this share repurchase program.

### Subsidiary Dividends

Any determination by Tripadvisor to pay dividends in the future will be at the discretion of Tripadvisor's board of directors and will depend on its results of operations, earnings, capital requirements, financial condition, future prospects, contractual restrictions and other factors deemed relevant by Tripadvisor's board of directors. Tripadvisor's ability to pay dividends is also limited by the terms of the Credit Agreement and the 2025 Indenture.

**(10)  Stock-Based Compensation**

*TripCo – Incentive Plans*

TripCo has granted Awards to certain of its directors and employees. TripCo measures the cost of employee services received in exchange for an equity classified Award based on the grant-date fair value ("GDFV") of the Award, and recognizes that cost over the period during which the employee is required to provide service (usually the vesting period of the Award).  The Company measures the cost of employee services received in exchange for a liability classified Award based on the current fair value of the Award, and re-measures the fair value of the Award at each reporting date.

Pursuant to the Liberty TripAdvisor Holdings, Inc. 2019 Omnibus Incentive Plan, the Company may grant Awards in respect of a maximum of 5.0 million shares of TripCo common stock.  Awards generally vest over 1-5 years and have a term of 7-10 years.  TripCo issues new shares upon exercise of equity awards.

*TripCo – Grants*

During the years ended December 31, 2023, 2022 and 2021, TripCo granted 175 thousand, 367 thousand and 154 thousand performance-based RSUs, respectively, of LTRPB to our CEO. The performance-based RSUs had a GDFV of $1.04, $2.04 and $7.07 per share, respectively, at the time they were granted.  During the year ended December 31, 2023, TripCo also granted a cash award equal to $656,250 to our CEO, and together with the performance-based RSUs, satisfied the annual grant pursuant to which he was entitled under his employment agreement. The performance-based RSUs and the cash award cliff vest one year from the month of grant, subject to the satisfaction of certain performance objectives. Performance objectives, which are subjective, are considered in determining the timing and amount of the compensation expense recognized. When the satisfaction of the performance objectives becomes probable, the Company records compensation expense. The probability of satisfying the performance objectives is assessed at the end of each reporting period.

During the year ended December 31, 2021, TripCo granted to its employees 47 thousand options to purchase shares of LTRPA.  Such options had a weighted average GDFV of $3.25 per share and vest between two and three years. During the year ended December 31, 2021, TripCo granted 8 thousand time-based RSUs of LTRPA to its employees. Such time-based RSUs had a weighted average GDFV of $6.73 per share and vested 50% in March 2023 and vest 50% in March 2024.  During the years ended December 31, 2023, 2022 and 2021, TripCo granted 31 thousand, 177 thousand and 72 thousand performance-based RSUs, respectively, of LTRPA to its employees. The performance-based RSUs had a weighted average GDFV of $0.99, $1.94 and $6.73 per share, respectively, at the time they were granted. Also, during the year ended December 31, 2023, TripCo granted cash awards equal to $329,236 to its employees. The performance-based RSUs and cash awards generally cliff vest one year from the month of grant, subject to the satisfaction of certain performance objectives.

During the year ended December 31, 2021, TripCo granted 26 thousand options to purchase shares of LTRPA to its non-employee directors.  Such options had a weighted average GDFV of $2.90 per share, and generally cliff vest over a one year vesting period.  Also during the years ended December 31, 2022 and 2021, TripCo granted 293 thousand and 154 thousand time-based RSUs, respectively, of LTRPA to its non-employee directors which had a weighted average GDFV of  $0.70 per share and $2.53 per share, respectively, and generally cliff vest over a one year vesting period.

The Company has calculated the GDFV for all of its equity classified awards and any subsequent re-measurement of its liability classified awards using the Black-Scholes-Merton model.  The Company estimates the expected term of the Awards based on historical exercise and forfeiture data.  For grants made in 2021, the range of expected terms was 4.9 years to 5.0 years.  The volatility used in the calculation for Awards is based on the historical volatility of TripCo common

stock.  For grants made in 2021, the range of volatilities was 82.1% to 86.8%. There were no options granted in 2023 and 2022. The Company uses a zero dividend rate and the risk-free rate for Treasury Bonds with a term similar to that of the subject options.

*TripCo – Outstanding Awards*

The following table presents the number and weighted average exercise price ("WAEP") of options to purchase LTRPA granted to certain officers, employees and directors of the Company, as well as the weighted average remaining life and aggregate intrinsic value of the options.

| | LTRPA | | WAEP | Weighted average remaining contractual life | Aggregate intrinsic value |
| --- | --- | --- | --- | --- | --- |
| | in thousands | | | in years | in millions |
| Outstanding at January 1, 2023 . . . . . . . . . . . . | 1,102 | $ | 6.65 | | |
| Granted . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | $ | — | | |
| Exercised. . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | $ | — | | |
| Forfeited/Cancelled. . . . . . . . . . . . . . . . . . . . . | (67) | $ | 16.15 | | |
| Outstanding at December 31, 2023 . . . . . . . . . | 1,035 | $ | 6.04 | 3.4 | $         — |
| Exercisable at December 31, 2023. . . . . . . . . . | 959 | $ | 6.18 | 3.3 | $         — |

As of December 31, 2023, there were 600 thousand LTRPB options outstanding and exercisable at a WAEP of $4.23 and a weighted average remaining contractual life of 3.9 years. There were no grants or exercises of LTRPB options during the year ended December 31, 2023. On May 31, 2023, TripCo and our CEO agreed that TripCo would cancel the CEO's vested and unexercised nonqualified stock options to purchase 1.8 million shares of LTRPB, which had been granted in December 2014 with an exercise price equal to $27.83 per share, in exchange for an immaterial cash payment.

As of December 31, 2023, the total unrecognized compensation cost related to unvested equity Awards was $1.1 million. Such amount will be recognized in the Company's statements of operations over a weighted average period of approximately one year.

As of December 31, 2023, TripCo reserved 1.6 million shares of LTRPA and LTRPB for issuance under exercise privileges of outstanding stock options.

*TripCo – Exercises*

No TripCo options were exercised in 2023, 2022 or 2021.

*TripCo – Restricted Stock and Restricted Stock Units*

The aggregate fair value of all restricted stock and restricted stock units of TripCo common stock that vested during the years ended December 31, 2023, 2022 and 2021 was $815 thousand, $537 thousand and $2.8 million, respectively.

As of December 31, 2023, TripCo had approximately 1.2 million unvested restricted stock and RSUs of LTRPA and LTRPB held by certain directors, officers and employees of the Company with a weighted average GDFV of $3.95 per share.

*Tripadvisor – Equity Grant Awards*

On June 21, 2018, Tripadvisor's stockholders approved the 2018 Stock and Annual Incentive Plan (the "2018 Plan") primarily for the purpose of providing sufficient reserves of shares of Tripadvisor's common stock to ensure its ability to continue to provide new hires, employees and management with equity incentives. The number of shares reserved and available for issuance under the 2018 Plan is 6,000,000 plus the number of shares available for issuance (and not subject to outstanding awards) under the Amended and Restated 2011 Stock and Annual Incentive Plan (the "2011 Plan"), as of the effective date of the 2018 Plan and no additional awards will be granted under the 2011 Plan. The 2018 Plan provides for the grant of stock options, stock appreciation rights, restricted stock, RSUs, and other stock-based awards to Tripadvisor's directors, officers, employees and consultants. On June 8, 2021, Tripadvisor stockholders approved an amendment to the 2018 Plan to, among other things, increase the aggregate number of shares reserved and available for issuance under the 2018 Plan by 10,000,000 shares. The purpose of this amendment was to provide sufficient reserves of shares of TRIP to ensure its ability to continue to provide new hires, employees and management with equity incentives.

On June 6, 2023, Tripadvisor's stockholders approved the TripAdvisor, Inc. 2023 Stock and Annual Incentive Plan (the "2023 Plan") primarily for the purpose of providing sufficient reserves of shares of our common stock to ensure our ability to continue to provide new hires, employees, and other participants with equity incentives. The 2023 Plan provides for the grant of stock options, stock appreciation rights, restricted stock, RSUs, and other stock-based awards.

Grants were valued using a volatility of 53.4% and the applicable risk free rate for an expected term of 5.2 years for the year ended December 31, 2023, volatility of 51.6% and the applicable risk free rate for an expected term of 5.4 years for the year ended December 31, 2022 and a volatility of 49.6% and the applicable risk free rate for an expected term of 5.5 years for the year ended December 31, 2021.

Performance-based stock options and RSUs vest upon achievement of certain Tripadvisor company-based performance conditions and a requisite service period. On the date of grant, the fair value of stock options is calculated using a Black-Scholes-Merton model, which incorporates assumptions to value stock-based awards, including the risk-free rate of return, expected volatility, expected term and expected dividend yield. If, upon grant, Tripadvisor assesses the achievement of performance targets as probable, compensation expense is recorded for the awards over the estimated performance period on a straight-line basis. At each reporting period, the probability of achieving the performance targets and the performance period required to meet those targets is assessed. To the extent actual results or updated estimates differ from Tripadvisor's estimates, the cumulative effect on current and prior periods of those changes will be recorded in the period estimates are revised, or the change in estimate will be applied prospectively depending on whether the change affects the estimate of total compensation cost to be recognized or merely affects the period over which compensation cost is to be recognized.

The following table presents the number, WAEP and aggregate intrinsic value of stock options to purchase shares of TRIP granted under their 2011 Plan and 2018 Plan:

| | Number of Options in thousands | | WAEP | Weighted Average Remaining Contractual Life in years | | Aggregate Intrinsic Value in millions |
|---|---|---|---|---|---|---|
| Outstanding at January 1, 2023 . . . . . . . . . . . . . . . . . . . . . . . | 5,462 | $ | 43.48 | | | |
| Granted . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 164 | $ | 20.15 | | | |
| Cancelled or expired. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (1,699) | $ | 59.54 | | | |
| Outstanding at December 31, 2023 . . . . . . . . . . . . . . . . . . . | 3,927 | $ | 35.56 | 5.2 | $ | 2.0 |
| Exercisable at December 31, 2023. . . . . . . . . . . . . . . . . . . . | 2,893 | $ | 39.30 | 4.1 | $ | 1.0 |
| Vested and expected to vest after December 31, 2023 . . . . . | 3,781 | $ | 35.88 | 5.1 | $ | 2.0 |

The weighted average GDFV of service based stock options under their 2011 Plan and 2018 Plan was $10.18 for the year ended December 31, 2023. These stock options generally have a term of ten years from the date of grant and typically vest equally over a four year requisite service period. As of December 31, 2023, the total number of shares reserved for future stock-based awards under the 2018 Plan was approximately 19 million shares. Tripadvisor related stock-based compensation for the year ended December 31, 2023 was approximately $96 million.

*Restricted Stock Units and Market-based Restricted Stock Units*

RSUs are stock awards that are granted to employees entitling the holder to shares of TRIP as the award vests. RSUs are measured at fair value based on the quoted price of TRIP at the date of grant. The fair value of RSUs is amortized as stock-based compensation expense over the vesting term on a straight-line basis, with the amount of compensation expense recognized at any date at least equaling the portion of the GDFV of the award that is vested at that date.

Tripadvisor issues market-based performance restricted stock units ("MSUs"), which vest upon achievement of specified levels of market conditions. The fair value of the MSUs is estimated at the date of grant using a Monte-Carlo simulation model. The probabilities of the actual number of market-based performance units expected to vest and resultant actual number of shares of TRIP expected to be awarded are reflected in the grant date fair values; therefore, the compensation expense for these awards will be recognized assuming the requisite service period is rendered and are not adjusted based on the actual number of awards that ultimately vest.

Tripadvisor also issues a limited amount of performance-based RSUs ("PSUs"). The estimated GDFV per PSU was measured based on the quoted price of TRIP common stock at the date of the grant, calculated upon the establishment of performance targets and amortized on a straight-line basis over the requisite service period.

During the year ended December 31, 2023, Tripadvisor granted approximately 9 million units, vested and released approximately 4 million units, and had cancellations of approximately 1 million units, which included primarily service-based RSUs, PSUs and market-based MSUs under the 2018 Plan. The weighted average GDFV for RSUs, PSUs and MSUs granted, vested and released, and cancelled during 2023 was $20.63 per share, $29.62 per share, and $24.87 per share, respectively. As of December 31, 2023, there were 13 million unvested Tripadvisor RSUs, PSUs and MSUs outstanding.

As of December 31, 2023, total unrecognized compensation cost related to stock-based awards, substantially RSUs, was approximately $241 million which will be recognized over a weighted-average period of 2.6 years.

## (11) Employee Benefit Plans

Tripadvisor sponsors a 401(k) plan and makes matching contributions to the plans based on a percentage of the amount contributed by employees. Employer cash contributions related to Tripadvisor were $12 million, $11 million and $10 million for the years ended December 31, 2023, 2022 and 2021, respectively.

## (12) Commitments and Contingencies

### Off-Balance Sheet Arrangements

TripCo did not have any other significant off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Company's financial condition, results of operations, liquidity, capital expenditures or capital resources.

### Litigation

In the ordinary course of business, the Company and its subsidiaries are parties to legal proceedings and claims arising out of our operations. These matters may relate to claims involving patent and intellectual property rights (including privacy, alleged infringement of third-party intellectual property rights), tax matters (including value-added, excise, transient occupancy and accommodation taxes), regulatory compliance (including competition and consumer matters), defamation and other claims. Although it is reasonably possible that the Company may incur losses upon conclusion of such matters, an estimate of any loss or range of loss cannot be made. In the opinion of management, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying consolidated financial statements.

### Tripadvisor Restructuring

During the third quarter of 2023, Tripadvisor approved and subsequently initiated a set of actions across its businesses in order to reduce its cost structure, improve operational efficiencies, and realign its workforce with its strategic initiatives. These actions taken by the Company resulted in reduced global headcount. Additional cost reduction measures taken included discretionary spend and real estate. As a result, Tripadvisor incurred estimated pre-tax restructuring and other related reorganization costs of $22 million during the year ended December 31, 2023, which consisted primarily of employee severance and related benefits. Potential job position eliminations in each country are subject to local law and consultation requirements, which will extend beyond 2023 in certain countries. Therefore, actual costs incurred may differ from estimated costs recorded as of December 31, 2023. As of December 31, 2023, Tripadvisor had paid $9 million of these costs, and expects the majority of remaining unpaid costs as of December 31, 2023, will be disbursed during the first quarter of 2024.

At this time, Tripadvisor anticipates these cost reduction actions to result in an estimated $35 million in annualized cost savings in the Brand Tripadvisor segment, which includes corporate general and administrative. In addition, Tripadvisor estimates $10 million in annualized cost savings in TheFork segment, primarily related to these targeted global workforce reduction measures. However, these cost reduction measures did not materially impact Tripadvisor's actual segment expenses during 2023, and therefore its consolidated expenses, during the year ended December 31, 2023, due to the timing of these actions.

**(13) Segment Information**

TripCo, through its ownership interests in Tripadvisor, is primarily engaged in the online commerce industries. TripCo identifies its reportable segments based on how our chief operating decision maker ("CODM") manages our business, regularly accesses information, and evaluates performance for operating decision-making purposes, including allocation of resources.

The Company's reportable segments are as follows:

- Brand Tripadvisor (formerly Tripadvisor Core) – This segment includes Tripadvisor-branded hotels revenue, which consists of hotel meta revenue, primarily click-based advertising revenue, and hotel B2B revenue, which includes primarily subscription-based advertising and hotel sponsored placements revenue; Media and advertising revenue, which consists primarily of display-based advertising revenue; Tripadvisor experiences and dining revenue, which consists of intercompany (intersegment) revenue related to affiliate marketing commissions earned from experience bookings, and to a lesser extent, restaurant reservation bookings on Tripadvisor-branded websites and mobile apps, fulfilled by Viator and TheFork, respectively, which are eliminated on a consolidated basis, in addition to external revenue generated from Tripadvisor restaurant offerings; as well as other revenue, which consists of cruises, alternative accommodation rentals, flights and rental car revenue.

- Viator – Tripadvisor provides information and services for consumers to research and book tours, activities and experiences in popular travel destinations through Viator.

- TheFork – Tripadvisor provides information and services for consumers to research and book restaurants in popular travel destinations through this dedicated restaurant reservations offering.

The segment disclosure includes intersegment revenue, which consist of affiliate marketing fees for services provided by the Brand Tripadvisor segment to both the Viator and TheFork segments. These intersegment transactions are recorded by each segment at amounts that approximate fair value as if the transactions were between third parties, and therefore, impact segment performance. However, the revenue and corresponding expense are eliminated in consolidation. The elimination of such intersegment transactions is included within Corporate and eliminations in the tables below.

**Performance Measures**

For segment reporting purposes, TripCo defines Adjusted OIBDA as revenue less operating expenses, and selling, general and administrative expenses (excluding stock-based compensation), adjusted for specifically identified non-recurring transactions. TripCo believes this measure is an important indicator of the operational strength and performance of its businesses, by identifying those items that are not directly a reflection of each business' performance or indicative of ongoing business trends. In addition, this measure allows management to view operating results, and perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. This measure of performance excludes depreciation and amortization, equity settled liabilities (including stock-based compensation), separately reported litigation settlements and restructuring and impairment charges that are included in the measurement of operating income pursuant to GAAP. Accordingly, Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with GAAP. TripCo generally accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current prices.

Revenue and Adjusted OIBDA are summarized as follows:

| | \$ 2023 Revenue | 2023 Adjusted OIBDA | 2022 Revenue | 2022 Adjusted OIBDA | 2021 Revenue | 2021 Adjusted OIBDA |
|---|---|---|---|---|---|---|
| | | | *amounts in millions* | | | |
| Brand Tripadvisor . . . . . . . . . . . . | \$ 1,031 | 348 | 966 | 345 | 665 | 177 |
| Viator . . . . . . . . . . . . . . . . . . . . . | 737 | — | 493 | (11) | 184 | (31) |
| TheFork . . . . . . . . . . . . . . . . . . . | 154 | (14) | 126 | (39) | 85 | (46) |
| Corporate and eliminations. . . . . | (134) | (10) | (93) | (8) | (32) | (10) |
| Consolidated TripCo . . . . . . . | \$ 1,788 | 324 | 1,492 | 287 | 902 | 90 |

In addition, we do not report assets, capital expenditures and related depreciation expense by segment as our CODM does not use this information to evaluate operating segments. Accordingly, we do not regularly provide such information by segment to our CODM.

**Revenue by Geographic Area**

The Company measures its geographic revenue information based on the physical location of the Tripadvisor subsidiary which generates the revenue, which is consistent with the measurement of long-lived physical assets, or property and equipment, net.

| | December 31, 2023 | 2022 | 2021 |
|---|---|---|---|
| | *amounts in millions* | | |
| United States. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | \$ 1,198 | 905 | 526 |
| United Kingdom. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 349 | 402 | 259 |
| Other countries . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 241 | 185 | 117 |
| Consolidated TripCo. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | \$ 1,788 | 1,492 | 902 |

**Long-lived Assets by Geographic Area**

| | December 31, 2023 | 2022 |
|---|---|---|
| | *amounts in millions* | |
| United States . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | \$ 82 | 94 |
| Other countries . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5 | 9 |
| Consolidated TripCo . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | \$ 87 | 103 |

The following table provides a reconciliation of Adjusted OIBDA to operating income and earnings (loss) before income taxes:

| | Years ended December 31, | | |
|---|---|---|---|
| | **2023** | **2022** | **2021** |
| | amounts in millions | | |
| Adjusted OIBDA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 324 | 287 | 90 |
| Stock-based compensation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (99) | (93) | (125) |
| Depreciation and amortization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (87) | (97) | (150) |
| Impairment of goodwill and intangible assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (1,025) | — | — |
| Restructuring and related reorganization costs . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (22) | — | — |
| Other non-recurring expenses (1) (2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (3) | (8) | — |
| Legal reserves and settlements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | (1) | — |
| Operating income (loss) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (912) | 88 | (185) |
| Interest expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (67) | (65) | (60) |
| Dividend and interest income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 49 | 16 | 1 |
| Realized and unrealized gains (losses) on financial instruments, net . . . . . . . . . . . . | (32) | 62 | 251 |
| Other, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (5) | (8) | (12) |
| Earnings (loss) before income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ (967) | 93 | (5) |

(1) Tripadvisor expensed $3 million of previously capitalized transaction costs during the year ended December 31, 2023 to selling, general and administrative, including stock-based compensation on the consolidated statement of operations. Tripadvisor considers such costs to be non-recurring in nature.

(2) Tripadvisor incurred a loss of approximately $8 million during the fourth quarter of 2022, as the result of external fraud, which was recorded to selling, general and administrative, including stock-based compensation on the consolidated statement of operations during the year ended December 31, 2022. Tripadvisor considers such costs to be non-recurring in nature. To the extent Tripadvisor recovers any losses in future periods related to this incident, Tripadvisor plans to reduce Adjusted OIBDA by the recovery amount in those periods.

# LIBERTY TRIPADVISOR HOLDINGS, INC. CORPORATE DATA

**Board of Directors**

**Gregory B. Maffei**
Chairman of the Board
President and Chief Executive Officer
Liberty TripAdvisor Holdings, Inc.

**Christy Haubegger**
Former Executive Vice President,
Communications and Chief Inclusion
Officer
WarnerMedia

**Michael J. Malone**
Chief Executive Officer and Principal
Hunters Capital, LLC

**Chris Mueller**
Managing Partner
Post Closing 360 LLC

**Larry E. Romrell**
Retired Executive Vice President
Tele-Communications, Inc.

**Albert E. Rosenthaler**
Senior Advisor
Liberty Media Corporation

**J. David Wargo**
Founder and President
Wargo & Company, Inc.

**Executive Committee**
**Gregory B. Maffei**
**Chris Mueller**
**Albert E. Rosenthaler**

**Compensation Committee**
**Larry E. Romrell** (Chair)
**Michael J. Malone**
**J. David Wargo**

**Audit Committee**
**Chris Mueller** (Chair)
**Michael J. Malone**
**J. David Wargo**

**Nominating & Corporate Governance Committee**
**J. David Wargo** (Chair)
**Christy Haubegger**
**Larry E. Romrell**

**Senior Officers**

**Gregory B. Maffei**
Chairman of the Board
President and Chief Executive Officer

**Renee L. Wilm**
Chief Legal Officer and
Chief Administrative Officer

**Brian J. Wendling**
Chief Financial Officer and
Senior Vice President

**Ben Oren**
Executive Vice President and Treasurer

**Corporate Secretary**
**Michael E. Hurelbrink**

**Corporate Headquarters**
12300 Liberty Boulevard
Englewood, CO 80112
(720) 875-5200

**Stock Information**
Series A Common Stock (LTRPA) and
Series B Common Stock (LTRPB) are quoted on
the OTC Markets. Our 8% Series A Cumulative
Redeemable Preferred Stock is not traded on
any exchange or over the counter.

**CUSIP Numbers**
LTRPA – 531465 102
LTRPB – 531465 201

**Transfer Agent**
Liberty TripAdvisor Holdings, Inc.
Shareholder Services
c/o Broadridge Corporate Issuer Solutions
P.O. Box 1342
Brentwood, NY 11717
Phone: (888) 789-8410
Toll Free: (303) 562-9272
*https://shareholder.broadridge.com/ltah*

**Investor Relations**
Shane Kleinstein
*investor@libertytripadvisorholdings.com*
(844) 826-8736

**On the Internet**
Visit the Liberty TripAdvisor Holdings, Inc.
website at
*www.libertytripadvisorholdings.com*

**Financial Statements**
Liberty TripAdvisor Holdings, Inc. financial
statements are filed with the Securities and
Exchange Commission. Copies of these financial
statements can be obtained from
the Transfer Agent or through the Liberty
TripAdvisor Holdings, Inc. website.



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## SCAN THE QR CODE



To vote using your mobile device, sign up for e-delivery or download annual meeting materials.

▶ Liberty's initiative in reducing its carbon footprint by promoting electronic delivery of shareholder materials has had a positive effect on the environment. Based upon 2023 statistics, voluntary receipt of e-delivery resulted in the following environmental savings:

 Using approximately 21.8 fewer tons of wood, or 131 fewer trees

 Using approximately 139 million fewer BTUs, or the equivalent of the amount of energy used by 166 residential refrigerators operated/year

 Using approximately 98,200 fewer pounds of greenhouse gases, including carbon dioxide, or the equivalent to 8.9 cars/year

 Saving approximately 117,000 gallons of water, or the equivalent to 5.4 swimming pools

 Saving approximately 6,440 pounds of solid waste

 Reducing hazardous air pollutants by approximately 8.7 pounds

Environmental impact estimates calculated using the Environmental Paper Network Paper Calculator. For more information visit *www.papercalculator.org*.

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## 2024 ANNUAL MEETING OF STOCKHOLDERS

📅 Monday, June 10, 2024

🕐 8:45 a.m. Mountain Time

The 2024 Annual Meeting of Stockholders will be held via the Internet as a virtual meeting. See our Proxy Statement for additional information.



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Paper | Supporting responsible forestry
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